6


06016632

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Micro Focus

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 08 2006
THOMSON FINANCIAL

FILE NO. 82- 34962 FISCAL YEAR 4-30-06

*Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 9/7/06

FILE NO. 82-34962

Regulatory Announcement

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RECEIVED
2006 SEP -6 P 3:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report 

Company	Micro Focus International plc
TIDM	MCRO
Headline	Annual Report and Accounts
Released	15:41 21-Aug-06
Number	9174H

Micro Focus International plc

Annual Report and Accounts 2006

Notice of Annual General Meeting

Copies of the above documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

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©2006 London Stock Exchange plc. All rights reserved

FILE NO. 82-34962

Regulatory Announcement

RECEIVED
2006 SEP -6 P 3:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Go to market news section

Free annual report

Company	Micro Focus International plc
TIDM	MCRO
Headline	Holding(s) in Company
Released	10:08 29-Aug-06
Number	1713I

Micro Focus International plc

Section 198 Notification

Micro Focus International plc (the "Company") received notification on 25 August 2006 by Fidelity Investments on behalf of FMR Corp. ('FMR") and its direct and indirect subsidiaries (which includes Fidelity Management & Research Company ('FMRCO') and Fidelity Management Trust Company ('FMTC')) and on behalf of Fidelity International Limited ('FIL') and its direct and indirect subsidiaries (which includes Fidelity Investment Services Ltd ('FISL'), Fidelity Gestion ('FIGEST'), Fidelity Investments Advisory (Korea) Limited ('FIA(K)L'), Fidelity Investments Management (Hong Kong) Limited ('FIMHK'), Fidelity Pension Management ('FPM') and Fidelity Investments International ('FII'), pursuant to Section 198 Companies Act 1985 that its interest in the Company is 16,425,493 ordinary shares in the Company ('Shares'), representing 8.24% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR and FIL. The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
JPMorgan, Bournemouth	FISL	15,425,493
JPMorgan, Bournemouth	FII	1,000,000
Total Ordinary Shares		16,425,493

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

FILE NO. 82-34962

Regulatory Announcement

RECEIVED
2006 SEP -6 P 3:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Go to market news section

Free annual report 

Company	Micro Focus International plc
TIDM	MCRO
Headline	Director/PDMR Shareholding
Released	09:37 31-Aug-06
Number	28621

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* MICRO FOCUS INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a)
3.	Name *of person discharging managerial responsibilities/director* MR ANDY GREAVES	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* NO
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest NOTIFICATION RELATES TO THE PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES NAMED IN 3 ABOVE	6.	Description of *shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 10 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them MR ANDY GREAVES	8	*State* the nature of the transaction PURCHASE OF SHARES
9.	Number of *shares,* debentures or financial instruments relating to *shares* acquired 45,633 ORDINARY SHARES	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)

FILE NO. 82-34962

			0.02%
11.	Number of *shares,* debentures or financial instruments relating to *shares* disposed Nil	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) Nil
13.	Price per *share* or value of transaction 109 PENCE PER ORDINARY SHARE	14.	Date and place of transaction 30 AUGUST 2006, LONDON
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 45,633 ORDINARY SHARES (0.02%)	16.	Date issuer informed of transaction 30 AUGUST 2006
17.	Additional information NONE	18.	Name of contact and telephone number for queries JANE SMITHARD, 01635 565 492

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©2006 London Stock Exchange plc. All rights reserved

FILE NO. 82-349

Regulatory Announcement

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RECEIVED
2006 SEP -6 P 3:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Micro Focus International plc
TIDM	MCRO
Headline	Director/PDMR Shareholding
Released	17:41 04-Sep-06
Number	4735I

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* MICRO FOCUS INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a)
3.	Name *of person discharging managerial responsibilities/director* MR ANDY GREAVES	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* NO
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest NOTIFICATION RELATES TO THE PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES NAMED IN 3 ABOVE	6.	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 10 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them MR ANDY GREAVES	8	*State* the nature of the transaction PURCHASE OF SHARES
9.	Number of *shares*, debentures or financial instruments relating to *shares* acquired 46,055 ORDINARY SHARES	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)

FILE NO. 82-34962

			0.02%
11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed Nil	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) Nil
13.	Price per *share* or value of transaction 109.64 PENCE PER ORDINARY SHARE	14.	Date and place of transaction 01 September 2006, LONDON
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 91,688 ORDINARY SHARES (0.05%)	16.	Date issuer informed of transaction 01 September 2006
17.	Additional information NONE	18.	Name of contact and telephone number for queries JANE SMITHARD, 01635 565 492

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

MICRO FOCUS

Annual report 2006

RECEIVED

2006 SEP -6 P 3: 4

FFICE OF INTERNATIONAL
CORPORATE FINANCE

FILE NO. 82-34962

4-30-06
AR/S

Unlocking the value of legacy™



Contents

2 Group at a glance
4 Chairman's statement
5 Chief Executive Officer's business review
6 A view of our market
8 Chief Financial Officer's review
10 Board of directors
12 Directors' report
14 Corporate governance
19 Corporate and social responsibility
20 Remuneration report
26 Statement of Directors' responsibilities

27 Independent auditors' report to the members of Micro Focus International Plc (Group)
28 Consolidated income statement
29 Consolidated balance sheet
30 Consolidated statement of changes in shareholders' equity
31 Consolidated cash flow statement
32 Summary of significant accounting policies
37 Critical accounting estimates and judgements
38 Risk factors
39 Notes to the financial statements

59 Independent auditors' report to the members of Micro Focus International Plc (Company)
60 Company balance sheet
61 Notes to the Company financial statements
67 Directors, Secretary, registered office and advisers
68 Offices
69 Glossary
71 Historical summary

Micro Focus, founded in 1976, is a leading provider of legacy development and deployment software. Our solutions enable our customers, which include over 90% of the Fortune "Global 100" companies, to continue to gain value from their legacy of investment in business applications.

We serve more than 5,000 companies and one million licensed users. Our corporate customers provide service to hundreds of millions of consumers and business users in all the major economies of the world, especially North America, Japan and Europe. We also work with a variety of partners, including systems integrators, platform providers, resellers and other technology companies, to extend our capabilities.

Our ability to deliver evolutionary and cost-effective solutions is sustained by our commitment to remaining at the forefront of technology and product development.

Key financial highlights

- Turnover $143.7 million (2005: $150.6 million)
- Operating profit before exceptional items* $36.9 million (2005: $47.9 million)
- EBITDA† before exceptional items* $38.8 million (2005: $50.0 million)
- Profit before tax $22.6 million (2005: $32.6 million)
- Basic earnings per share** before exceptional items* 14.4 cents (2005: 18.6 cents)
- Net cash balance as at 30 April 2006, $55.9 million (2005: net debt of $78.6 million)
- Final proposed dividend of 4 cents per share; total dividend for the year of 6 cents per share
- Operating profit $22.7 million (2005: $40.9 million)
- EBITDA† $24.5 million (2005: $43.0 million)
- Basic earnings per share of 8.3 cents (2005: 14.3 cents)

Key operational highlights

- New management team in place
  - Stephen Kelly joined as Chief Executive Officer on 1 May 2006
  - Nick Bray joined as Chief Financial Officer on 3 January 2006
- Cost reduction programme to reduce fixed costs by approximately $10.0 million announced 6 April 2006 progressing well

* Exceptional items are detailed in note 3
** Earnings per share are detailed in note 8
† EBITDA is reconciled to operating profit in note 4


Turnover
$million
160
140
120
100
80
60
40
20
0
04 05 06
Operating profit before exceptional items
$million
50
40
30
20
10
0
04 05 06
Net cash balance
$million
60
50
40
30
20
10
0
-10
-20
-30
-40
-50
-60
-70
-80
04 05 06
EBITDA before exceptional items:
$million
50
40
30
20
10
0
04 05 06

Revenue by geographic sector
$million


20.8
68.9
54.0

- ☐ North America
- ■ Europe and Middle East
- ■ Rest of the world

Revenue by type
$million


3.8
68.0
71.9

- ☐ Licence fees
- ■ Maintenance fees
- ■ Consultancy fees

Employees by function
Number


162
193
147

- ☐ Sales and distribution
- ■ Research and development
- ■ General and administration

Cost breakdown (pre-exceptionals)
$million


12.1
17.1
48.5
29.1

- ☐ Cost of sales
- ■ Selling and distribution
- ■ Research and development
- ▒ Other administration costs

"Whilst the full-year results reflected a disappointing year for the business, the Company is financially strong and generated strong cash flow from its operating activities."

Kevin Loosemore, Chairman

Chairman's statement



The past year has been very disappointing for the business. In September 2005 and February 2006 we revised downwards our expectations for growth for the year ahead. We have since made solid progress in addressing the operational issues that lay behind our performance, restructured the Company to reduce fixed costs and put a strong new management team in place. As we reached the end of the financial year, it was encouraging that we marginally exceeded our revised fourth-quarter revenue expectations.

At the beginning of the second quarter, we reported that trading for August had been weaker than usual for two principal reasons: firstly, the rate of revenue contribution from our larger, global Systems Integrator (SI) partners had been slower than anticipated, and secondly, disruptions within the sales force had delayed a planned expansion of the sales team.

As announced at the interim results, significant incremental revenue from our global SI partners was not anticipated in the second half of the year to 30 April 2006, given the size and nature of these organisations. However, we continue to focus on strengthening and expanding these relationships. We have also maintained a strong focus on strengthening our sales force as a priority for the business. There is still some work to do but we are pleased to say we are making progress.

A further update on trading was announced at the beginning of the fourth quarter due to a number of changes in trading which had occurred since the half-year end. These included delays in customer decisions and failure to close larger opportunities; the knock-on impact on maintenance revenues due to lower licence sales; and a reduction in the rate of closure of smaller deals.

Since then, we have successfully completed a small number of larger deals. While this portion of our revenues remains inherently lumpy, we continue to focus on it as an important element in improving our overall sales performance.

On 6 April 2006 the Company announced a cost reduction programme to improve overall returns while maintaining the fabric of the business and the Company's sales capability. We have made solid progress in this respect.

The board is delighted to welcome Stephen Kelly as Chief Executive Officer and Nick Bray as Chief Financial Officer. Stephen joined Micro Focus on 1 May 2006. He has over 20 years experience in the software sector and was previously CEO of NASDAQ-listed Chordiant Software Inc. Nick joined Micro Focus on 3 January 2006. He has broad experience in the IT sector, both in the US and Europe and was previously Group Finance Director of London-listed Fibernet Group plc.

The board would like to thank all of Micro Focus' employees for their continued hard work and commitment throughout the last year. The board would also like to thank investors during a difficult trading year for their continued support.

In 2006 the business underperformed. However, the board took decisive action to recruit a new, experienced management team which has implemented a rapid restructuring of the business. In Q4, it was encouraging to see that we exceeded our revised fourth-quarter expectations. Micro Focus is focused on growth and I remain confident that the Company will deliver good value to all its stakeholders.

Kevin Loosemore *Chairman*



Chief Executive Officer's business review



Initial thoughts from the Chief Executive Officer

In the short time since joining Micro Focus, I have been impressed by the quality of our employees and our technical expertise as well as our very strong customer and partner base.

While the full year results were disappointing and below those of the previous year, the Company is financially strong and has generated strong cash flow from operating activities. The cash balance at 30 April 2006 stood at $56.1 million.

The Company has an enviable customer base with 50% of turnover being derived from secure and predictable maintenance revenues. A significant proportion of licence fee revenues are from our channel partners. During the year we continued to successfully conduct direct sales business with many of the worlds leading companies.

The primary focus of the new management team is to continue to restore the business to achieve significant, sustainable, profitable growth and to enhance shareholder confidence over time.

The fundamentals of the business are strong – great customers benefiting from strong returns on investment, high-quality products and committed and talented people. We have broadly arrested the decline and have the foundations for a future of profitable growth. FY2007 will be a transition year and driving the initial recovery of the licence business to deliver revenue growth will be a key focus.

In a short space of time, tough action has been taken in regard to costs and we have made many changes to drive alignment and operational excellence, as well as initiating a broader review of the market and opportunities for growth.

Markets

A view of our market is set out on pages 6 and 7.

Outlook

Our business model dictates that revenue growth will be largely dependent on achieving increased licence sales. While we anticipate that a proportion of these will be larger deals, this revenue stream is inherently lumpy.

The smallest proportion of our revenues is derived from consultancy and it is anticipated that these revenues will remain a minor proportion of total revenues for the year ahead. Given the lower licence fee sales in the year to April 2006, as compared to those achieved in the prior year, we anticipate that maintenance revenues for the current year will be about the same as those reported in the year to 30 April 2006 (assuming that the retention rate of existing customers remains constant).

Returning to sustainable revenue growth is the key factor that will determine the long term success of the Company. Thus, management's emphasis will be on licence fee sales to drive growth in the year to 30 April 2007. Whilst our foundations are solid and we have made good progress in addressing the operational issues identified in the last financial year, our revenue outlook remains cautious as we stabilise and focus the business.

Licence revenues in the second half of the year to 30 April 2006 were $32.8 million and our run rate currently reflects a similar level for the first half of 2007. Our ability to return to revenue growth will depend primarily on the development and execution of larger licence deals in the pipeline as we move through the year. We will provide a further update on progress at the half year.

Expenses are expected to reduce following the restructuring, the benefits of which we expect to flow through to operating profits in FY2007. Interest income is expected to increase as a result of increasing the Company's cash reserves.

Summary

The fundamentals of the business are strong, with committed customers, leading products and our talented people. We have taken tough actions quickly and we have broadly arrested the decline. We are focused on building the platform for growth and increasing shareholder value.

Stephen Kelly *Chief Executive Officer*

Legacy applications run the world

At a time when IT innovation is driving change at a tremendous pace through every aspect of modern life, it is sometimes easy to forget that the majority of large businesses still rely on computer systems first developed more than 20 years ago. Journey through an average business day; you'll find that these systems which support your business represent a collective investment running into trillions of dollars.



Our markets

It is more than 40 years since the IBM mainframe was first introduced and claimed its place at the heart of the data centre. Despite enormous advances in the technological landscape ever since, it remains for many the cornerstone of the corporate world; responsible for approximately 70% of all business operations, and carrying some 200 billion lines of COBOL code.

Analysts estimate there are currently some 16,000 IBM mainframes throughout the world, and agree this number will fall steadily by as much as a third over the course of the next five years as low-end users turn toward more contemporary platforms which run Windows, Unix or Linux.

Despite this move away from mainframes at the low end, it is expected that in the same period, overall mainframe workload will rise by up to 20%, through an increase in the number of high-end user sites and the size of deployments at each of these locations.

Both these trends represent a beneficial market dynamic for Micro Focus, driving a growing demand for greater agility and reduced costs in mainframe development and testing, as larger mainframe organisations look to modernise and service-enable their legacy applications.



Revenue by geographic sector


14%
48%
38%

- North America
- Europe and Middle East
- Rest of the world



Our global business model

Micro Focus operates globally, with North America continuing to represent our largest market. Internally we are organised around our principal markets of North America, Europe and Middle East, and the rest of the world.



"Micro Focus has modernised our COBOL time and time again, and turned it into a high-tech solution, giving us the right tools to face the future."

Roger Engel, Vice President and Head of IT Development, Deutsche Bank Luxembourg



Our products and solutions



For 30 years, Micro Focus' products and solutions have been consistent in delivering technical excellence for the COBOL community, helping organisations realise the full value of their IT assets and ensuring their continued relevance to the businesses they serve. Through core technology and partnerships, Micro Focus has set about delivering on the promise of easing the process of application modernisation through innovation in areas of application understanding, development and deployment. Specifically, we are able to:

- improve development infrastructure for current applications and platforms by increasing developer productivity and reducing developer costs;
- extend critical legacy applications and services in current platforms to new internal and external users by using the Internet and contemporary architectures;
- transfer legacy applications from high-cost or end-of-life platforms to more open and flexible platforms, such as Windows, Unix and Linux; and
- replace legacy applications on mainframes with new packages or custom-built applications which run on platforms such as Windows, Unix and Linux.

With the industry united in its scepticism over the wisdom of rewriting legacy applications, three decades of experience in supporting the evolution and ongoing development of COBOL applications has resulted in sales to more than 90% of the Fortune 100 and continues to ensure our customers' ability to support and enhance the applications that have shaped their businesses and helped define their competitive edge.


MAINFRAME EXPRESS
ENTERPRISE EDITION
MICRO FOCUS
MAINFRAME EXPRESS
ENTERPRISE EDITION
MICRO FOCUS

"Because of Micro Focus Mainframe Express, we can deliver more system capability to our clients because we have saved money and improved our own productivity. We estimate our overall cost savings from improved productivity to be 40%."

Jay White, Director, CSC Financial Services Group, Life Services Division

Chief Financial Officer's review



At the point of listing on the London Stock Exchange on 17 May 2005, the Company acquired the entire issued share capital of Micro Focus International Limited by way of a share-for-share exchange, pursuant to which the previous shareholders of Micro Focus International Limited were issued and allotted three ordinary shares in the capital of the Company for every one ordinary share they previously held in Micro Focus International Limited. The results presented in the financial information therefore represent those of the Micro Focus International Limited group up to 17 May 2005 and the Micro Focus International Plc group from that date onwards.

Turnover for the year ended 30 April 2006 was $143.7 million (2005: $150.6 million). Whilst the year-on-year reduction was disappointing, we achieved a solid fourth quarter to end the year marginally above our revised expectations.

Turnover for the year by geographic region was as follows:

	2006 $'000	2005 $'000
North America	**68,847**	73,173
Europe and the Middle East	**54,038**	57,365
Rest of the world	**20,803**	20,107
Total turnover	**143,688**	150,645

Although the Group experienced declines in Europe and the Middle East and in North America, our strong overall performance in Japan, despite a difficult third quarter, contributed to a positive result for the rest of the world. Of the decrease in revenues of $7.0 million, $4.3 million was from our North American operation.

The directors use turnover by category to assess the future revenue flows from the current portfolio of products. Turnover for the year by category was as follows:

	Year ended 30 April					
	2006		2005		2004	
	$'000	%	$'000	%	$'000	%
Licence fees	**67,985**	**47.3**	79,860	53.0	64,211	50.9
Maintenance fees	**71,860**	**50.0**	66,705	44.3	57,980	45.9
Consultancy fees	**3,843**	**2.7**	4,080	2.7	4,077	3.2
Total turnover	**143,688**	**100.0**	150,645	100.0	126,268	100.0

It can be seen that the reduction in total revenues for the year related primarily to the fall in licence fees of $11.9 million or 14.9% to $68.0 million for the year ended 30 April 2006 (2005: $79.9 million). This reduction was in part offset by a $5.2 million year-on-year increase in maintenance fees to $71.9 million for the year ended 30 April 2006 (2005: $66.7 million). Consulting revenues showed a modest decline but represent only a minor proportion of total revenues.

In the year ended 30 April 2005, the Company signed a number of high-value licence fee deals, principally in North America. This success was not, however, replicated in the year to 30 April 2006 and the flow of smaller deals did not increase to compensate for this. While licence fee revenues decreased year on year, they remain above the level achieved for the year ended 30 April 2004 of $64.2 million and of prior years. Maintenance revenues are recognised evenly over the life of each contract, which is typically 12 months. As such, the profit and loss recognition of maintenance revenue lags the initial licence fee sale (assuming a constant retention rate of existing customers). Thus, maintenance revenues of $71.9 million for the year to 30 April 2006 (2005: $66.7 million) were ahead of the prior year in part due to improved licence fee performance in the year to 30 April 2005 compared to the year to 30 April 2004.

Costs

Cost of sales for the year ended 30 April 2006 increased by 10.9% to $12.1 million (2005: $10.9 million). The increase principally reflected higher temporary staff costs in our consulting organisation. Costs have been reduced and the performance of the consulting organisation is under review.

Selling and distribution costs for the year remained relatively flat at $48.5 million for the year ended 30 April 2006 (2005: $48.1 million). Reduced commission payments were offset by higher marketing, travel and other employee costs.

Research and development expenses for the year reduced by 2.9% to $17.1 million (2005: $17.6 million), driven primarily by the fact that no significant bonus amounts were paid to non-sales staff in the current year.

Underlying administrative expenses increased to $29.1 million (2005: £26.1 million). In part this was driven by the costs of being a public company. However, a number of expense items had been allowed to increase above expected levels and measures have been taken to bring these costs back to an appropriate level. Total administrative expenses for the year increased by 30.6% to $43.3 million (2005: $33.1 million). One-off IPO related costs of $6.9 million were paid during the year.

On 6 April 2006, the Company announced a cost reduction programme. A number of potential savings have been identified which are expected to reduce Group fixed costs by approximately $10.0 million in the financial year to 30 April 2007, the benefits of which we expect to flow through to operating profits in FY2007. Some of those saving have already been achieved in Q4 2006. The programme was designed to improve overall returns while maintaining the fabric of the business and the Company's sales capability and is progressing well. The one-off charge for this cost reduction programme is $7.4 million falling in the second half of the financial year to 30 April 2006.

Operating profit

Operating profit before exceptional items was $36.9 million (2005: $47.9 million). Operating profit for the year ended 30 April 2006 reduced by 44.4% to $22.7 million (2005: $40.9 million) as a result of the lower revenues and higher costs as detailed above.

EBITDA

EBITDA before exceptional items reduced by 22.5% to $38.8 million for the year ended 30 April 2006. EBITDA reduced by 42.9% to $24.5 million for the year ended 30 April 2006 from $43.0 million for the year ended 30 April 2005.

Net interest income

The IPO proceeds allowed the Company to repay all its outstanding loan balances. Since this time, interest has been generated on the available cash balance. As a result, interest expenses reduced to $1.1 million (2005: $8.7 million), of which $0.7 million relates to early payment penalties which the Company deemed appropriate to avoid higher interest charges.

Tax on profit on ordinary activities

Tax on profit on ordinary activities for the year ended 30 April 2006 reduced to $6.3 million (2005: $11.6 million). The Company has an effective tax rate of 28.1% (2005: 35.5%). The reduction in the effective tax rate reflects changes to the Group's structure resulting from the IPO in May 2005

Profit for the financial year

The net profit after tax for the year ended 30 April 2006 reduced by 22.9% to $16.2 million (2005: $21.0 million).

Cash flow

For the financial year ended 30 April 2006, the Company generated a net cash inflow from operating activities of $35.0 million (2005: $44.5 million). At 30 April 2006, the Company's net cash balance was $55.9 million (2005: net debt of $78.6 million).

Dividend

The board has adopted a progressive dividend policy reflecting the long-term earnings and cash flow potential of Micro Focus whilst targeting a level of dividend cover for the financial year ended 30 April 2006 of approximately 2.5 times on a pre-exceptional earnings basis. In line with the above policy announced at the time of the IPO the directors recommend payment of a final dividend in respect of 2006 of 4 cents per share, which, taken together with the interim dividend of 2 cents per share paid in January 2006, gives a total dividend in respect of 2006 of 6 cents per share. Subject to shareholder approval, the final dividend will be paid on 2 October 2006 to shareholders on the register on 8 September 2006.

Dividends will be paid in sterling based on an exchange rate of 1.82 US$/£, equivalent to approximately 2.2 pence per share, being the rate applicable on 28 June 2006, the date of recommendation of the dividend by the board.

Nick Bray *Chief Financial Officer*





Board of directors

Kevin Loosemore



Stephen Kelly



Nick Bray



David Dominik



Prescott Ashe



David Maloney



John Browett

Kevin Loosemore, 47 (Non-executive Chairman) *†‡
Kevin was the Chief Operating Officer of Cable & Wireless plc from April 2003 until 31 March 2005. He was previously President of Motorola Europe, Middle East and Africa and, before that, was Chief Executive of IBM UK and a member of the IBM Worldwide Management Committee. From 1997 to 1999 he was Managing Director of De La Rue Card Systems. He has a degree in politics and economics from Oxford University.

Stephen Kelly, 44 (Executive director and Chief Executive Officer)
Stephen Kelly was named Chief Executive Officer of Micro Focus in May 2006. Prior to his appointment he served as Chief Executive Officer of Chordiant Software Inc. from January 2002 until February 2006. He served as Chordiant's President and Chief Operating Officer from October 2000 through January 2002 and as Senior Vice President of International operations from October 1998 through October 2000. Stephen joined Chordiant in 1997 setting up International Operations from start-up. Prior to this, he spent almost ten years in a number of senior management positions with Oracle in its vertical markets operations in Financial Services, Telecommunications and Retail, in its European alliances organisation and in its government sales operation. Stephen received his bachelor of sciences degree with honours in business administration and accounting from Bath University.

Nick Bray, 41 (Executive director and Chief Financial Officer)
Nick became Chief Financial Officer in January 2006. He was previously Group Finance Director of Fibernet Group plc, the bespoke network service provider, having joined that company in February 2001. Prior to that, he held the positions of Group Chief Financial Officer of Gentia Software plc and Chief Accounting Officer of Comshare Inc. He started his career at Price Waterhouse where he qualified as a chartered accountant. Nick has a first class honours degree in civil engineering from Aston University.

David Dominik, 50 (Non-executive director) ‡
David has been a managing director of Golden Gate Capital since its inception in 2000. He previously spent ten years as a managing director at Bain Capital, where he focused on making operationally intensive growth investments, with a particular emphasis on the information, software, semiconductor and electronic hardware industries.
He managed Information Partners, a specialised fund within Bain Capital, that focused on opportunities in the information services and software markets and also served on the investment committee of Brookside, Bain Capital's public equity hedge fund. David has a juris doctor degree from Harvard Law School (cum laude) and an AB in social studies (economics and history) from Harvard College (magna cum laude; Phi Beta Kappa).

Prescott Ashe, 39 (Non-executive director)
Prescott has been a managing director of Golden Gate Capital since its inception in 2000. He was previously a principal at Bain, which he joined in 1991 and, before that, was a consultant at the global strategy consultancy, Bain & Company. He has more than 14 years' experience of private equity investing. He has participated in more than 50 acquisitions/recapitalisations with aggregate transaction values in excess of $5.0 billion. Prescott has a juris doctor degree from Stanford Law School and a bachelor of sciences degree in business administration from the University of California at Berkeley.

David Maloney, 50 (Non-executive director) *†‡
David is a non-executive director of Carillion plc, Ludorum plc and Cineworld Group plc and until recently a non-executive director of Virgin Mobile Holdings (UK) plc. His most recent executive role was as Chief Financial Officer of the global hotel group Le Meridien Hotels and Resorts. Prior to that he was Chief Financial Officer of Thomson Travel Group and Preussag Airlines, and Group Finance Director of Avis Europe plc. David is a fellow of the Chartered Institute of Management Accountants and has a degree in economics from Heriot-Watt University, Edinburgh.

John Browett, 42 (Non-executive director) *†
John Browett is the Operations, Development and IT Director for Tesco. He has had numerous roles at Tesco including Chief Executive Officer of Tesco.com. Before joining Tesco in 1998 he worked for The Boston Consulting Group. John has a degree in natural sciences from Cambridge and an MBA from Wharton Business School.

* Audit committee
† Remuneration committee
‡ Nomination committee

Directors' report

The directors of Micro Focus International Plc ("the Company") present their report and the audited financial statements of the Company for the year ended 30 April 2006.

On 17 May 2005 (immediately prior to the IPO) the Company became the holding company of the Group by acquiring the entire share capital of Micro Focus International Limited (the "Operating Company") in a share-for-share exchange, pursuant to which the previous shareholders of the Operating Company were issued and allotted three ordinary shares in the capital of the Company for every one ordinary share they previously held in the Operating Company. On 17 May 2005 the ordinary shares of the Company were admitted to the Official List and to the London Stock Exchange to be traded on its main market for listed securities.

The consolidated financial statements and information in the directors' report and remuneration report therefore represent the performance of the Group previously headed by the Operating Company (the "Operating Group") for the period up to 17 May 2005 and for the Group from this date to 30 April 2006. On admission, the Company adopted the policies and procedures of the Operating Group.

Principal activities
The principal activities of the Group during the year were the provision of legacy application development and deployment software for contemporary platforms.

The Company is limited by shares and is domiciled and incorporated in the United Kingdom. The Operating Company was incorporated and domiciled in the Cayman Islands.
The registered office of the Company is:
The Lawn, 22–30 Old Bath Road, Newbury, Berkshire RG14 1QN

Review of business and future developments
For details regarding the Group's activity and the future developments of the Group, please refer to the Chief Executive Officer's business review on page 5 and the Chief Financial Officers' review on pages 8 and 9.

Dividends
The board has adopted a progressive dividend policy reflecting the long-term earnings and cash flow potential of Micro Focus whilst targeting a level of dividend cover for the financial year ended 30 April 2006 of approximately 2.5 times on a pre-exceptional earnings basis. In line with the above policy announced at the time of the IPO the directors recommend payment of a final dividend in respect of 2006 of 4 cents per share, which, taken together with the interim dividend of 2 cents per share paid in January 2006, gives a total dividend in respect of 2006 of 6 cents per share. Subject to shareholder approval, the final dividend will be paid on 2 October 2006 to shareholders on the register on 8 September 2006.

Dividends will be paid in sterling based on an exchange rate of 1.82 US$/£, equivalent to approximately 2.2 pence per share, being the rate applicable on 28 June 2006, the date of recommendation of the dividend by the board.

Research and development
For information on the activities of the development team please refer to a view of our market on pages 6 and 7.

Donations
The Company's policy is to make no donations to political parties. The Group made no charitable or political donations during the year (2005: nil).

Post balance sheet events
There are no significant post balance sheet events.

Directors and their interests
The directors of the Company who served during the year are as follows:

Executive

Stephen Kelly	(appointed 1 May 2006)
Nick Bray	(appointed 3 January 2006)
Dr Anthony Hill	(resigned 23 February 2006)
Richard Lloyd	(resigned 3 January 2006)

Non-executive

Kevin Loosemore	(Chairman)*
Prescott Ashe	
David Dominik	
David Maloney	
John Browett	(appointed 1 July 2005)

* Kevin Loosemore also served as interim acting Chief Executive Officer from 22 February 2006 to 21 May 2006.

Details of the interests of the directors and their families in the ordinary shares of the Company, as disclosed in the register of directors' interests, are given in the remuneration report on pages 20 to 25.

None of the directors has a material interest in any contract of significance to which the parent company or a subsidiary was a party during the financial year, except as disclosed in note 28, related party transactions.

The Company maintains insurance cover for all directors and officers of Group companies against liabilities which may be incurred by them whilst acting as directors and officers.

As at the date of this report indemnities are in force under which the Company has agreed to indemnify the directors to the extent permitted by law and by the Articles of Association against liabilities they may incur in the execution of their duties as directors of the Company.

Employment policy

Equal opportunities

The Group operates an equal opportunities policy. Full consideration is given to all job applicants, irrespective of gender, age, marital status, disability, sexuality, race, colour, religion, ethnic or national origin or any other conditions not relevant to the performance of the job, who can demonstrate that they have the necessary skills and abilities.

Disabled employees

With regard to existing employees and those who may become disabled, the Group's policy is to examine ways and means to provide continuing employment under its existing terms and conditions and to provide training and career development, including promotion, wherever appropriate. All employees accept the commitment within this policy that the Group will not allow discrimination or harassment by employees or others acting on the Group's behalf, in respect of sex, age, marital status, race, nationality, disability or religious or political beliefs.

Employee involvement

The Group believes it is important that employees are aware of the Group's business strategy and objectives to assist them to focus on working towards these goals. Communications at the time of key announcements, including presentations by directors to all employees, together with briefings throughout the year, are part of the communication and consultation programme. In addition, regular meetings are held with staff and managers, both to raise issues and to assist with the two-way flow of information.

Further education and training

Continuing education, training and development are important to ensure the future success of the Group. The Group supports individuals who wish to obtain appropriate further education qualifications and reimburses tuition fees up to a specified level. Training needs of all employees are also analysed during the annual appraisal process, at which time a training plan is agreed as part of each individual's ongoing development.

Share option schemes

The directors remain committed to the principle that selected employees should be able to participate in the Group's progress through share-based compensation schemes. Details of the Group's share-based compensation schemes are given in note 24.

Payment of creditors

The Company seeks the best possible terms from suppliers appropriate to their business and in placing orders gives consideration to quality, delivery, price and terms of payment.

The Group does not follow a specific payment code but has a policy to pay its suppliers in accordance with the specific terms agreed with each supplier. The average number of days' purchases outstanding at 30 April 2006 for the Group was 30 days (2005: 31 days).

Substantial shareholding

As at 31 July 2006 the Company had been notified in accordance with Sections 198 to 208 of the Companies Act 1985, of the following interests of more than 3% in the ordinary share capital of the Company:

Name of holder	Ordinary shares of 10 pence each	Percentage of issued capital
Golden Gate Capital	114,026,157	57.14%
The Goldman Sachs Group, Inc	9,983,284	5.00%
Morgan Stanley Securities Ltd	7,480,349	3.75%
Lansdowne Partners Ltd	5,985,000	3.00%

Annual General Meeting

The notice convening the Annual General Meeting of the Company together with the explanatory notes on the proposed resolutions accompanies this report. The meeting will be held at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire RG14 1QN on 27 September 2006 at 1pm.

Auditors and disclosure of information to auditors

So far as they are aware, the directors at the date of this report confirm that there is no relevant audit information (that is, information needed by the Company's auditors in connection with preparing their report) of which the Company's auditors are unaware, and that the directors have taken all the steps that they ought to have taken as a director in order to make themselves aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

PricewaterhouseCoopers LLP have indicated their willingness to continue in office and a resolution that they be reappointed will be proposed at the Annual General Meeting.

Going concern

The directors, having made enquiries, consider that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future, and therefore it is appropriate to maintain the going concern basis in preparing the financial statements.

By order of the board

Jane Smithard *Company Secretary*

31 July 2006

Introduction

The principal corporate governance guidance that applies to companies listed with the UK Listing Authority is contained in the 2003 Financial Reporting Council's Combined Code ("the Combined Code"). The Combined Code, which operates on a "comply or explain" basis, incorporates, amongst others, recommendations by the Higgs Review regarding the role of non-executive directors, and the Smith Review, which refers to audit committees. Through their commitment to the highest standards of corporate governance, the board endorses and supports the essential elements of the Combined Code and, apart from a few limited exceptions as described below, believes the Group has fully complied with the Combined Code during the year reported on. Where it has not an explanation has been provided.

Compliance statement

The directors are committed to ensuring that the Company will work towards compliance with the provisions set out in Section 1 of the Combined Code. As a private company until it became a listed company on Admission on 17 May 2005 the provisions of the Combined Code did not apply and the Company did not seek to comply with the provisions of the Combined Code.

Following Admission the board has assessed its practices to ensure the Company works towards compliance with the Combined Code and will continue to monitor any changes required to be made to further develop and enhance its governance policies. From Admission the Company has been in compliance with the Code provisions set out in Section 1 of the 2003 FRC Combined Code on Corporate Governance, except for the following:

- Upon the resignation of Dr Anthony Hill on 23 February 2006, the Chairman, Kevin Loosemore assumed the roles of both Non-executive Chairman and acting interim Chief Executive Officer until a replacement Chief Executive Officer was recruited. Following the appointment of Stephen Kelly as Chief Executive Officer on 1 May 2006, Kevin Loosemore reverted back to the role solely of Non-executive Chairman on 21 May 2006, after a handover period.

- The Company is aware that the Chairman is not regarded as independent for purposes of the Combined Code. It is planned that Kevin Loosemore will relinquish the chairmanship of the remuneration committee and membership of the audit committee in due course, at such time as additional independent non-executive directors are appointed.

The Company reviewed the need for an internal audit function during the year and also considered the requirement to maintain a risk register. The board concluded that an internal audit function should be established and on 5 April 2006, KPMG LLP were appointed by the audit committee to undertake this role. Since their appointment on 5 April 2006, KPMG LLP have worked with the board, executive team and senior management to comply with the Combined Code requirements with regard to maintaining a risk register. This work was concluded post year end and approved by the board on 28 June 2006.

The principles set out in the Combined Code cover four areas: the board, directors' remuneration, accountability and audit and shareholder relations. With the exception of directors' remuneration (which is dealt with separately in the remuneration report on pages 20 to 25) the following section sets out how the board has (since Admission) applied these principles.

The board

The Group is controlled by the board, which is responsible for the Group's system of corporate governance. As at 30 April 2006, the board comprised six directors:

Kevin Loosemore	Non-executive Chairman and interim acting Chief Executive Officer*
Nick Bray	Chief Financial Officer
David Maloney	Non-executive director
Prescott Ashe	Non-executive director
David Dominik	Non-executive director
John Browett	Non-executive director

* Kevin Loosemore served as interim acting Chief Executive Officer from 22 February 2006 to 21 May 2006.

Stephen Kelly was appointed Chief Executive Officer on 1 May 2006.

The role of the non-executive directors is to ensure that independent judgement is brought to board deliberations and decisions. The non-executive directors possess a wide range of skills and experience, relevant to the development of the Company, which complement those of the executive directors.

The Chairman ordinarily operates in a non-executive capacity and is considered by the board to be independent of management and free from any business or other relationship which could materially interfere with the exercise of his independent judgement.

David Maloney, the senior independent non-executive director, and John Browett, a non-executive director, are considered by the board to be independent. Prescott Ashe and David Dominik are not considered by the board to be independent by virtue of their positions with the Company's major shareholder, Golden Gate Capital.

In accordance with the Combined Code, all directors will be subject to election by the shareholders at the first Annual General Meeting of the Company after their appointment, and, thereafter, at least every three years. Accordingly Nick Bray and Stephen Kelly will be subject to election at the Company's Annual General Meeting to be held on 27 September 2006. As the non-executive directors were all elected to the board at the last Annual General Meeting of the Company, the directors have agreed to offer themselves for re-election on a rotation basis and accordingly Kevin Loosemore will be retiring voluntarily and submitting himself for re-election by the shareholders at the Annual General Meeting of the Company on 27 September 2006. The non-executive directors are appointed for specified terms.

The board has agreed procedures for directors to follow if they believe they require independent professional advice in the furtherance of their duties and these procedures allow the directors to take such advice at the Company's expense. In addition, all the directors have direct access to the advice and services of the Company Secretary. The Company Secretary is accountable to the board through the Chairman on governance matters. It is the responsibility of the Company Secretary to ensure that board procedures are followed and all rules and regulations are complied with. Under the direction of the Chairman, the Company Secretary's responsibilities include facilitating induction and professional development and ensuring the smooth flow of information within the board and its committees, and between non-executive directors and senior management. Any new director receives a comprehensive, formal and tailored induction into the Company's operations. Appropriate training is provided to new directors and is also available to other directors as required.

The terms of reference of the Chairman and Chief Executive Officer have been agreed with the board and, in accordance with best practice, their roles remain separate. Exceptionally, on 22 February 2006 the Chairman was additionally appointed interim acting Chief Executive Officer on the resignation of Dr Anthony Hill. Following the appointment of Stephen Kelly as Chief Executive Officer, the Chairman relinquished this additional appointment and remains solely the Chairman of the Company.

As part of its leadership and control of the Company, the board has agreed a list of items that are specifically reserved for its consideration. These include business strategy, financing arrangements, material acquisitions and divestments, approval of the annual budget, major capital expenditure projects, risk management, treasury policies and establishing and monitoring internal controls. At each meeting, the board reviews progress of the Group towards its objectives, and monitors financial progress against budget.

In the year to 30 April 2007, the board will meet on a regular basis approximately every two months, with additional meetings when circumstances and business dictate. In months in which the board does not meet update calls are scheduled to review progress. A schedule of meetings has been established. All directors receive an agenda and board papers in advance of meetings to help them make an effective contribution at the meetings. In addition, the executive directors ensure regular informal contact is maintained with non-executive directors. The board makes full use of appropriate technology as a means of updating and informing all its members.

While the board retains overall responsibility for, and control of, the Company, day-to-day management of the business is conducted by the executive directors. Review of the Group's principal business activities is the responsibility of the senior management (comprising the executive directors, together with executives responsible for marketing, sales, HR, legal, and research and development who meet weekly.

The board receives papers on key subjects in advance of each board meeting. These typically cover:

- Strategy and budgets
- Business and financial performance
- Corporate activities
- Human resources
- Shareholders and city matters

The board has undertaken a formal and rigorous process for the evaluation of its own performance and that of its committees and individual directors (including the Chairman), as required by Combined Code provision A6.1. This process takes the form of questionnaires and personal interviews with the Chairman. The performance of the Chairman is reviewed by the non-executives. Action has been taken during the year to strengthen the board through new appointments.

The Chairman holds meetings with non-executive directors without the presence of executive directors.

Board committees
In accordance with best practice, the Company has established audit, nomination and remuneration committees, with written terms of reference for each that deal with their respective authorities and duties. The full terms of reference of all the committees are available from the Company Secretary or can be located on the Company's website. The Company is aware that the Chairman is not regarded as independent for purposes of the Combined Code. It is planned that Kevin Loosemore will relinquish the chairmanship of the remuneration committee and membership of the audit committee in due course, at such time as additional independent non-executive directors are appointed.

Audit committee
The audit committee is comprised entirely of non-executive directors of the Company. It is chaired by David Maloney, who the board considers has recent and relevant financial experience. The other members are Kevin Loosemore and John Browett.

The audit committee has met six times during the financial year since Admission. The audit committee is responsible for reviewing the Group's annual accounts and interim reports prior to submission for approval to the full board. This committee also monitors the Group's accounting policies, internal financial control systems and financial reporting procedures. The audit committee provides a forum through which the Group's external and internal auditors reports to the board. The auditors are invited to attend meetings of the committee on a regular basis and have the opportunity to meet privately with committee members in the absence of executive management. The audit committee oversees the relationship with the auditor, including the independence and objectivity of the auditor (taking into account UK professional and regulatory requirements and the relationship with the audit firm as a whole) and the consideration of audit fees and fees for other non-audit work. In addition, the audit committee develops and recommends to the board a policy designed to ensure that the auditor's objectivity and independence is not compromised by its undertaking inappropriate non-audit work. All significant non-audit work commissioned from the external auditor requires audit committee approval.

On 5 April 2006 an outsourced internal audit function was established through the appointment of KPMG LLP.

The audit committee will meet at least four times during the coming financial year (and, additionally as appropriate), and a schedule of meetings for the year has been established.

The audit committee's terms of reference include a process for employees of the Company to raise in confidence concerns about possible impropriety in matters of financial reporting or other matters.

The written terms of reference of the audit committee include, among other things, the following responsibilities:

- To report to the board, identifying any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken;
- To ensure that the interests of shareholders are properly protected in relation to financial reporting and internal control;
- To monitor the integrity of the financial statements of the Company, including its annual and interim reports, preliminary results announcements and any other announcement relating to its financial performance;
- To review the consistency of, and changes to, accounting policies;
- To keep under review the effectiveness of the Company's internal controls and risk management systems;
- To review the Company's arrangements for its employees to raise concerns, in confidence, about possible wrongdoing in financial reporting or other matters;
- To monitor and review the need for, and the effectiveness of, the Company's internal audit function in the context of the Company's overall risk management system; and
- To consider and make recommendations to the board in relation to the appointment, re-appointment and removal of the Company's external auditor.

Nomination committee
The nomination committee is comprised entirely of non-executive directors of the Company and has met five times during the financial year since Admission. The nomination committee will meet at least twice during the coming financial year. It is chaired by Kevin Loosemore and the other members are David Maloney and David Dominik.

The nomination committee is responsible to the full board for proposing candidates to the board, having regard to the balance and structure of the board. The nomination committee uses consultants to identify suitable candidates where a position is identified.

The terms of reference of the nomination committee include, among other things, the following responsibilities:

- To review the structure, size and composition of the board and make recommendations to the board with regard to any changes;

- To identify and nominate, for the approval of the board, candidates to fill board vacancies as and when they arise;
- To give full consideration to succession planning for directors and other senior executives; and
- To keep under review the leadership needs of the Group, both executive and non-executive, with a view to ensuring the continued ability of the organisation to compete effectively in the market place.

Remuneration committee

Details of the remuneration committee are described in the remuneration report on pages 20 to 25.

Accountability and audit

The board is responsible for the preparation of financial statements that present a balanced assessment of the Group's financial position and prospects. This responsibility is administered primarily by the audit committee, the terms of reference of which are referred to above.

Internal controls

The board is ultimately responsible for establishing and monitoring internal control systems throughout the Group and reviewing their effectiveness. It recognises that rigorous systems of internal control are critical to the Group's achievement of its business objectives, that those systems are designed to manage rather than eliminate risk and that they can only provide reasonable and not absolute assurance against material misstatement or loss.

The key elements of the control system are:

- The Group operates a structured, objectives-driven approach to fulfil its core purpose and goals in respect of sustained profitability and growth.
- Research and development and capital expenditure programmes are subject to formal review and monitoring procedures.
- All contracts are reviewed. The level of review depends on the size and complexity of the contracts and associated risks. There are formal limits above which the review level is escalated.
- Reconciliations are performed on a timely basis for all major accounts.
- Systems and procedures are in place for all major transaction types with appropriate authorisation controls.

A review of the effectiveness of the Group's internal control systems has been initiated by the board during the year. The audit committee's terms of reference include the review of the Group's internal financial control systems. The audit committee is required to report and make recommendations to the board in this area.

The external auditors provide a supplementary, independent and autonomous perspective on those areas of the internal control system which they assess in the course of their work. Their findings are regularly reported to both the audit committee and the board. To ensure auditor objectivity and independence there is a stringent process in place to approve non-audit work.

Human resources

The Group endeavours to appoint employees with appropriate skills, knowledge and experience for the roles they undertake. The Group has a range of policies which are aimed at retaining and providing incentives for key staff. Objectives are set for departments and employees that are derived from the Group's business objectives. The Group has a clear and well-understood organisational structure and each employee knows his or her line of accountability.

Announcements

All major announcements are approved by the Chairman and the executive directors and circulated to the board prior to issue. The Group also has internal and external checks to guard against unauthorised release of information.

Financial

A comprehensive budgeting system allows managers to submit detailed budgets which are reviewed and amended by executive directors prior to submission to the board for approval.

Insurance

The Group keeps under review its portfolio of insurance policies with its insurance broker to ensure that the policies are appropriate to the Group's activities and exposures.

Attendance at meetings

The number of board meetings and committee meetings attended by each director in the period following Admission to 30 April 2006 was as follows:

	Board		Audit committee		Remuneration committee		Nomination committee	
	Held*	Attended	Held*	Attended	Held*	Attended	Held*	Attended
Kevin Loosemore	12	12	6	6	5	4	5	5
Nick Bray	4	4	–	–	–	–	–	–
David Maloney	12	11	6	6	5	5	5	5
David Dominik	12	11	–	–	–	–	5	5
John Browett	10	8	5	5	4	4	–	–
Prescott Ashe	12	9	–	–	–	–	–	–
Dr Anthony Hill	10	8	–	–	–	–	–	–
Richard Lloyd	8	8	–	–	–	–	–	–

* during period of appointment.

Note:
John Browett was appointed 1 July 2005.
Richard Lloyd resigned 3 January 2006.
Nick Bray was appointed 3 January 2006.
Dr Anthony Hill resigned 23 February 2006.

Shareholder relations

The Company values the views of shareholders and recognises their interests in the Group's strategy and performance. The Company reports formally to shareholders twice a year, around July (preliminary announcement of annual results) and December (interim statement). The annual report is expected to be mailed to shareholders in August. Separate announcements of all material events are made as necessary.

Regular communications are maintained with institutional shareholders and presentations are given to shareholders when the half-year and full-year financial results are announced. In addition to the Chief Executive Officer and Chief Financial Officer, who have regular contact with investors, Kevin Loosemore, Chairman, and David Maloney, Senior Independent Director, are available to meet with shareholders as and when required. The whole board is kept up to date at its regular meetings with the views of shareholders and analysts. External analysts' reports are also circulated to directors.

The Company's website (www.microfocus.com) provides an overview of the business including its strategy, products and objectives.

All Group announcements are available on the website and new announcements are published without delay. The terms of reference of each of the board's three committees and other important corporate governance documents are available on the website and from the Company Secretary. Additionally, the Group's corporate communications department and Chief Financial Officer provide a focal point for shareholders' enquiries and dialogue throughout the year.

Annual General Meeting

The Company's Annual General Meeting, which will be held on 27 September 2006, will provide an opportunity for the board to meet with all shareholders and participation of shareholders is encouraged. At the meeting, in addition to the statutory business, the board will be available for questions from shareholders.

In accordance with the Combined Code recommendations, the Company will count all proxy votes and will indicate the level of proxies lodged, the number of proxy votes for and against such resolution and the number of abstentions. A resolution will be proposed for each substantive issue and the Chairs of the audit, remuneration and nomination committees will attend to answer questions.

Corporate and social responsibility

The board is committed to running the Company in accordance with best practice in corporate governance. This commitment includes recognition by the Company of the importance of taking into account its corporate social responsibilities ("CSR") in operating the business. In this context, Micro Focus seeks to integrate CSR considerations relating particularly to social, ethical and health, safety and environment ("HS&E") issues in its day-to-day operations. The board acknowledges its duty to ensure the Company conducts its activities responsibly and with proper regard for all its stakeholders including employees, shareholders, business partners, suppliers and the local communities.

In exercising its corporate social responsibility, Micro Focus seeks to ensure that:

- The board takes account of the significance of social, ethical and HS&E issues;
- Business practices are managed ethically;
- The business is focused on delivering value to stakeholders;
- Existing legislation, regulations and guidelines are adhered to as a minimum;
- Employees are recognised as key to the business with individual skills and experience being valued and developed; and
- Health, safety and environmental issues are treated as critical areas of concern for the business.

Social

The health, welfare and development of the Company's employees remain a priority. With the intent of attracting, recruiting, developing and retaining key employees, Micro Focus maintains a number of policies and procedures for the benefit of its employees, for example an equal opportunities policy approved by Acas. Employee development is encouraged through appropriate training. Regular and open communication between management and employees is viewed as essential for motivating a highly educated workforce. Briefings are held regularly to provide updates on Company business and to provide opportunity for questions and feedback. Review meetings are also held regularly within each department. The Company maintains both an Internet website which is freely accessible and an Intranet site accessible to all employees.

Ethical

The Company manages its resources prudently to ensure appropriate investment is made in its research and development programmes and its commercialisation activities. Up-to-date security systems are utilised to protect the Company's IT systems. The Company's intellectual property is protected through an appropriate trademark registration and patenting programme. Close attention is paid to maintaining relationships with key stakeholders including business partners, suppliers and shareholders.

Subsequent to the end of the financial year, the Company has adopted a Code of Business Conduct and Ethics policy with which all Company staff are required to comply.

Health, safety and enironment

Micro Focus complies with all local environmental legislation. The Company has well-developed health and safety policies and procedures, safeguarding staff, contractors and visitors and it complies with current legislation and best practice.

Introduction

This is the Company's remuneration report in respect of the year to 30 April 2006 and, subject to ongoing review by the remuneration committee (the "committee") as to its appropriateness, sets out the ongoing policy in respect of the following and subsequent years.

The Company seeks to comply with the relevant conditions of the 2003 Combined Code on Corporate Governance relating to directors' remuneration as published by the London Stock Exchange and the directors' remuneration report regulations 2002.

The regulations require the auditors to report to the Company's members on the "auditable part" of the directors' remuneration report and to state whether in their opinion that part of the report has been properly prepared in accordance with the Companies Act 1985 (as amended by the regulations). The report has therefore been divided into separate sections for audited and unaudited information.

In accordance with the Companies Act 1985, a resolution to approve the remuneration report will be proposed at the Company's Annual General Meeting on 27 September 2006. Details of the resolution may be found in the notice of meeting accompanying this annual report. The vote will be advisory and will be considered carefully by the members of the committee in the formulation and approval of the Company's future remuneration policies.

Unaudited information

The remuneration committee

The committee has met five times during the financial year since admission. The committee is responsible for reviewing remuneration arrangements for members of the board and for providing general guidance on aspects of remuneration policy throughout the Group. The committee will meet at least twice during the coming financial year.

The terms of reference of the committee include, among other things, the following responsibilities:

- to determine and agree with the board the framework or broad policy for the remuneration of the Company's Chief Executive Officer, Chairman, the executive directors, the Company Secretary and other members of the executive management (as appointed from time to time);
- to determine the total individual remuneration package of each executive director and other senior executives including bonuses, incentive payments and share options or other share awards;
- to determine the policy for, and scope of, pension arrangements for each executive director and other senior executives;
- to approve the design of salaries for senior managers, and determine targets for any performance-related pay schemes operated by the Company, and approve the total annual payments;
- to review the design of all share incentive plans for approval by the board and shareholders;
- to oversee any major changes in employee benefits structures throughout the Company or Group; and
- to review the ongoing appropriateness and relevance of the remuneration policy;

Kevin Loosemore is the Chairman of the committee, with David Maloney and John Browett its other members. The Company is aware that the Chairman is not regarded as independent for the purposes of the Combined Code. It is planned that Kevin Loosemore, the Chairman, will relinquish the chairmanship of the committee in due course when other independent non-executive directors are appointed to it. Where appropriate the committee invites the views of the Chief Executive Officer, the Chief Financial Officer and the Director of Human Resources, as well as that of external remuneration consultants.

The committee has been materially assisted by New Bridge Street Consultants in providing remuneration advice, by Steen and Co in providing legal advice with respect to directors' service agreements, by the Company Secretary and by Linklaters, solicitors. New Bridge Street Consultants were appointed by the committee and provided no other services to the Group. During the year the Chief Executive Officer attended some of the meetings by invitation of the committee on specific items, however he did not participate in discussions relating to his own remuneration.

Remuneration policy
The Company's policy on the remuneration of executive directors and their direct reports is established by the committee and approved by the board. The individual remuneration packages of each executive director is determined by the committee. No executive director or employee participates in discussions relating to the setting of their own remuneration.

The overall budget for the remuneration of employees will continue to be approved by the board as part of the annual budget-setting exercise.

The objective of the Group's remuneration policies is that all employees, including executive directors, should receive appropriate remuneration for their performance, responsibility, skills and experience. Remuneration packages are designed to enable the Group to attract and retain key employees by ensuring they are remunerated appropriately and competitively and that they are motivated to achieve the highest level of Group performance in line with the best interests of shareholders.

It is intended that an appropriate and significant proportion of remuneration will continue to be performance related (see details below). Performance conditions for performance-related bonuses and long-term incentives will represent challenging growth targets which are designed to increase shareholder value. The committee will review the performance conditions used to ensure that they remain demanding and appropriate. As an exception the committee determined that it was appropriate when making awards to Stephen Kelly, Nick Bray and the Chief Operating Officer on joining the Company that they be entitled to a conditional amount of matching shares in the event of purchasing shares in the Company during the first year of employment, of up to 100% of salary for Stephen Kelly and the Chief Operating Officer and 50% of salary for Nick Bray, subject to them remaining with the Company for a period of three years.

It is the board's intention to award share incentives to executive directors and selected employees as appropriate to reward and encourage performance. These share incentives will be granted at the discretion of the committee. Share options granted under pre-IPO share option plans will be fully vested by September 2007. Non-executive directors do not participate in the Group's share incentives or otherwise receive performance related pay.

Policies on remuneration take account of the pay structure, employment conditions and relativities within the Group and also the industry sector. To determine the elements and level of remuneration appropriate to each executive director, the committee considered benchmark remuneration data for selected comparable technology companies and seeks to ensure that fixed costs are no higher than market median, that an appropriately significant proportion of potential pay is performance related and that total pay is consistent with appropriately competitive levels of pay for superior performance.

Directors' service contracts
Executive directors
The Group's policy in entering into service contracts with executive directors is to enable the recruitment of high-quality executives and to obtain protection from their sudden departure whether or not to competitor companies. In addition, service contracts are an important element in maintaining maximum protection for the Group's intellectual property rights and other commercially sensitive information.

The executive directors are employed subject to service contracts. The service contract dated 1 May 2006 with Stephen Kelly provides for a base annual salary of £300,000 and requires the Company to give 12 months' notice of termination. Stephen Kelly is required to give six months' notice of the termination of his employment should he wish to leave. The service contract dated 30 November 2005 with Nick Bray provides for a base annual salary of £170,000 (subsequently increased to £180,000 with effect from 1 May 2006) and requires the Company to give 12 months' notice of termination. Nick Bray is required to give six months' notice of the termination of his employment should he wish to leave.

With respect to executive directors who have resigned during the year, the service contract dated 3 August 2005 with Dr Anthony Hill provided for a base annual salary of £220,000 and required the Company to give six months' notice of termination. Dr Anthony Hill was required to give six months' notice of termination of his employment. The service contract dated 3 August 2005 with Richard Lloyd provided for a base annual salary of £125,000 and required the Company to give six months' notice of termination. Richard Lloyd was required to give six months' notice of termination of his employment.

If an executive director is guilty of a material breach of his service contract or commits any crime or act of gross misconduct or dishonesty, the Company is entitled summarily to terminate the service contract without notice and without payment in lieu of notice or other compensation. Such a contract term cannot, however, as a rule of law, affect the executive director's statutory rights such as rights in respect of unfair dismissal.

Should an executive director be dismissed other than as described above, the Company may pay him, in lieu of notice, a sum equal to his basic pay over his notice period.

At the discretion of the committee having regard to the Company's performance at the time of dismissal, the committee may in addition pay all or a proportion of the bonus which would, but for the dismissal, have become payable during the notice period. The Company's policy on the duration of such contracts with executive directors is explained above.

Stephen Kelly acts in the capacity of a non-executive director elsewhere, for which he receives remuneration of £40,000 per annum. Nick Bray does not serve as a non-executive director for any company. Neither Stephen Kelly nor Nick Bray may accept non-executive appointments without the consent of the board.

Non-executive directors

Non-executive directors are appointed by letter of appointment for a fixed term of three years subject to earlier termination by either the director or the Company on 90 days notice. They receive fees for services as members of the board and its committees. The level of fees is determined by the board after taking into account appropriate advice.

Kevin Loosemore and David Maloney signed appointment letters with the Company which became effective on 4 April 2005. Prescott Ashe and David Dominik are non-independent directors of the Company and signed appointment letters with the Company on 29 April 2005 which became effective immediately. John Browett signed an appointment letter with effect from 1 July 2005.

All appointments are subject to the directors being re-elected under the rotation provisions in the Company's Articles of Association, and subject to Companies Act provisions. As the non-executive directors were all elected to the board at the last Annual General Meeting of the Company, the directors have agreed to offer themselves for re-election on a rotation basis and accordingly Kevin Loosemore will be retiring voluntarily and submitting himself for re-election by the shareholders at the Annual General Meeting of the Company on 27 September 2006. Each non-executive director still serving at the end of his term will have his appointment reviewed by the board and a further term of office may be agreed. Where a non-executive director does not serve until the end of his term, the policy is to pay the fees due pro rata to the date of cessation.

Remuneration package

Executive directors' remuneration currently comprises annual salary, a performance-related bonus, a long-term incentive in the form of share incentives, pension contributions and other benefits.

Annual salary

The board approves the overall budget for employee salary increases and the committee agrees the specific increases for executive directors and certain other senior members of the management team. In determining appropriate salary levels for each executive director and senior employee, the committee considers both the nature and the status of the Company's operations and the responsibilities, skills, experience and performance of the executive director or employee. The committee compares the Group's remuneration packages for its directors and employees with those for directors and employees of similar seniority in companies whose activities are comparable with the Group and with which it competes for staff. The committee has used New Bridge Street Consultants in making these comparisons.

Performance-related bonus

The executive directors and all other employees, except for sales staff, participate in a performance-related bonus scheme. The level of commission for sales staff is based on a percentage of revenue generated, with the percentages increasing as revenue exceeds target levels. The level of bonus for non-sales staff is based on overall Group performance in meeting its primary financial objectives in worldwide earnings before interest, tax, depreciation and amortisation ("EBITDA") and revenue goals. The percentages increase as revenue and profit exceed target.

The remuneration committee will continue to place a significant proportion of executive pay "at risk", so that it is closely linked to the interests of shareholders. The committee will ensure that challenging and clearly-assessable targets are set for executive directors.

Details of bonuses paid to executive directors in the year to 30 April 2006 are detailed in the remuneration tables below. Bonuses are awarded wholly in cash.

In respect of the year 2006-07 there will be a cap on bonuses payable to executive directors of 150% of base salary.

Long-term incentives

The board believes that long-term incentive schemes are important in retaining and recruiting high-calibre individuals and ensuring that the performance of executives is focused on creating long-term shareholder value whilst allowing the Group's cash reserves to be conserved. Further awards of options or free shares will be considered by the committee on an ongoing basis.

The Company adopted the Micro Focus International Plc Incentive Plan 2005 (the "Plan") prior to admission. This is intended to provide a flexible framework to allow the Company to make awards of free shares in the form of nil-cost options, conditional awards or forfeitable shares, or to grant market value options ("awards").

Except for conditional awards over 200,000 shares granted to staff on 29 June 2005 in respect of additional duties undertaken during the IPO and for which no performance conditions were set, the awards granted in the year ending 30 April 2006 are subject to an earnings per share ("EPS") performance condition designed to drive growth over three financial years. Such awards comprised both market value options and nil cost options (at par value). The targets for awards to be made during the year ended 30 April 2007 have been set by the remuneration committee and comprise challenging and stretching targets for earnings per share and revenue growth. Such awards are in the form of market value options and will only vest at the end of the three year performance period if the annual compound EPS growth has achieved at least 15%; such awards will then only vest as to a percentage of the shares subject to a minimum of 6% annual compound revenue growth over the performance period and a maximum of 15% annual compound revenue growth over such period.

The maximum aggregate value of awards that can be granted to any individual in any financial year will not exceed two-times his or her basic salary. For these purposes, the value of the awards is equal to the market value of free shares at the time of award or, in the case of market value options, 50% of the market value of the shares under option at the time of award. This limit may be exceeded only where the committee determines that there are exceptional circumstances. The committee determined that it was appropriate to exceed these limits when making awards to Stephen Kelly and the new Chief Operating Officer (COO) on joining the Company. Stephen Kelly was awarded options equivalent to four times annual basic salary and the COO was awarded options equivalent to three times annual basic salary. In addition both Stephen Kelly and the new COO are entitled to a conditional amount of matching shares in the event of purchasing shares in the Company during the first year of employment, of up to 100% of salary.

The board is proposing to introduce a Sharesave scheme and an Employee Share Purchase Plan (ESPP) open respectively to all UK-based and US-based employees, including executive directors, during the year ended 30 April 2007.

Performance chart



150
130
110
90
70
50
Value of hypothetical £100 holding
May 05
Aug 05
Nov 05
Feb 06
May 06
— Micro Focus
— FTSE All Share
— FTSE All Share Technology

The preceding chart shows the performance of the Company relative to the FTSE All Share index and the FTSE All Share Technology index which are the most relevant indices for the Company.

Pension contributions

All employees including executive directors are invited to participate in a Group Personal Pension Plan. All major schemes are money purchase in nature and have no defined benefits. A defined benefit scheme is operated in Japan, but given the number of members is insignificant for group purposes. The Group has no obligation to the pension scheme beyond the payment of contributions. The Company was not, therefore, impacted by the new pensions regime which came into force on 6 April 2006.

Pension benefits include death in service.

Other benefits

Benefits in kind for executive directors can include the provision of a company car allowance or service, fuel, life insurance and medical benefits.

Audited information

Detailed emoluments of the directors of the Group (audited).

The aggregate remuneration paid to directors during the year ending 30 April 2006 was as follows:

	Base salary 2006 £'000	Bonus 2006 £'000	Compensation for loss of office 2006 £'000	Benefits in kind 2006 £'000	Pensions 2006 £'000	Total 2006 £'000	Total 2005 £'000
Executive directors							
Anthony Hill (resigned 23 February 2006)	**220**	**5**	**–**	**15**	**11**	**251**	425
Richard Lloyd (resigned 3 January 2006)	**125**	**38**	**18†**	**11**	**7**	**199**	159
Nick Bray	**56**	**98***	**–**	**4**	**3**	**161**	–
Total	**401**	**141**	**18**	**30**	**21**	**611**	584
Non-executive directors							
Kevin Loosemore	**179****	**–**	**–**	**–**	**–**	**179**	10
David Maloney	**60**	**–**	**–**	**–**	**–**	**60**	5
John Browett	**25**	**–**	**–**	**–**	**–**	**25**	–
Total	**264**	**–**	**–**	**–**	**–**	**264**	15

* Includes £58,000 that was paid in consideration of Mr Bray forfeiting benefits from his former employer and negotiated as part of the terms of his recruitment (there are no guarantees regarding bonus entitlement in respect of future years) and performance related bonus of £40,000.

** Includes £54,000 additional remuneration paid in respect of the period when acting as interim Chief Executive Officer.

† Ex gratia payment on termination of employment.

Neither of the non-independent non-executive directors of the Company (David Dominik and Prescott Ashe) received any emoluments during the year ended 30 April 2006 (2005: nil). David Dominik and Prescott Ashe are directors of Golden Gate Capital. Details of transactions with related parties are set out in note 28 of the financial statements of the Operating Company.

Directors' interests in share capital

At the date of approval of the annual report the directors owned the following shares in the Company. These interests were all beneficially held.

Director	At 31 July 2006	At 30 April 2006
Kevin Loosemore	406,640	406,640
Stephen Kelly	–	–
Nick Bray	20,000	20,000
David Maloney	30,000	25,000
David Dominik	–	–
Prescott Ashe	–	–
John Browett	18,377	10,000
Dr Anthony Hill*	5,924,000	7,524,000
Richard Lloyd**	600,000	600,000

* resigned 23 February 2006
** resigned 3 January 2006

Long-Term Incentive Plan

		Number					
	Date of grant	Number granted	Exercised	Waived	**30 April 2006**	Exercise price	Dates of exercise
Nick Bray	11 January 2006	412,955	–	–	**412,955**	123.5p	11 January 2009 to 10 January 2016
Total		412,955	–	–	**412,955**		

During the period up to 30 April 2006, Nick Bray was granted 412,955 market value options with a market price of 123.5 pence per share. No other director owned or was granted awards during this period. The performance condition was based on growth in EPS over a three-year performance period with a minimum average annual EPS growth of RPI + 3% and 100% vesting at an average annual EPS growth of RPI + 7%.

During the period between 1 May 2006 and the date of approval of the annual report, Nick Bray was granted 100,000 market value options with a market price of 104 pence per share and 20,000 conditional matching shares. The conditional award is subject to Nick Bray retaining his original purchase of 20,000 shares for a three-year period. Stephen Kelly joined the Company on 1 May 2006. During the period up to the date of approval of the annual report, Stephen Kelly was granted 1,153,846 market value options with a market price of 104 pence per share. No other director owned or was granted awards during this period. The market value options will only vest at the end of the three-year performance period if the annual compound EPS growth has achieved at least 15%; such awards will then only vest as to a percentage of the shares subject to a minimum of 6% annual compound revenue growth over the performance period and a maximum of 15% annual compound revenue growth over such period.

Share option schemes

Details of share option schemes of the Company are given in note 24 of the financial statements.

The mid-market price of the shares at 30 April 2006 was 87 pence and during the period since admission the price varied between 72 pence and 184 pence.

On behalf of the board,

Kevin Loosemore *Chairman of the remuneration committee*
31 July 2006

Statement of directors' responsibilities

The directors are responsible for preparing the annual report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards ("IFRS") as adopted by the European Union, and for preparing the parent company financial statements and the directors' remuneration report in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).

The directors are responsible for preparing financial statements for each financial year which give a true and fair view, in accordance with IFRS as adopted by the European Union, of the state of affairs of the Group and of the profit or loss of the group and a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of affairs of the Company for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether the Group financial statements comply with IFRS as adopted by the European Union, and with regard to the parent company financial statements whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going-concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the Group financial statements comply with the Companies Act 1985 and Article 4 of the IAS Regulation and that the parent company financial statements and the directors' remuneration report comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Going concern
The directors, having made enquiries, consider that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future, and therefore it is appropriate to maintain the going concern basis in preparing the financial statements.

By order of the board

Jane Smithard *Company Secretary*
31 July 2006



Independent auditors' report to the members of Micro Focus International Plc

We have audited the Group financial statements of Micro Focus International Plc for the year ended 30 April 2006 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of change in shareholders' equity and the related notes. These Group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the parent company financial statements of Micro Focus International Plc for the year ended 30 April 2006 and on the information in the directors' remuneration report that is described as having been audited.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the annual report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards ("IFRSs") as adopted by the European Union are set out in the statement of directors' responsibilities.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Group financial statements give a true and fair view and whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We report to you whether in our opinion the information given in the directors' report is consistent with the Group financial statements. We also report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding director's remuneration and other transactions is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the annual report and consider whether it is consistent with the audited Group financial statements. The other information comprises only the directors' report, the Chairman's statement and the corporate governance statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements.

Opinion
In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 30 April 2006 and of its profit and cash flows for the year then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the information given in the directors' report is consistent with the Group financial statements.

PricewaterhouseCoopers LLP *Chartered Accountants and Registered Auditors*
Reading
31 July 2006

Consolidated income statement

	Notes	Year ended 30 April 2006 $'000	2005 $'000
Turnover	1	**143,688**	150,645
Total cost of sales		**(12,104)**	(10,914)
Gross profit		**131,584**	139,731
Selling and distribution costs		**(48,500)**	(48,105)
Research and development expense		**(17,088)**	(17,598)
Administrative expenses		**(43,263)**	(33,114)
Operating profit		**22,733**	40,914
Analysed as:			
Operating profit before exceptional items		**36,946**	47,889
Exceptional items	3	**(14,213)**	(6,975)
Operating profit		**22,733**	40,914
Interest payable and similar charges	5	**(1,137)**	(8,656)
Interest receivable and similar income		**962**	382
Profit before tax	1,3	**22,558**	32,640
Taxation	6	**(6,332)**	(11,597)
Profit after tax		**16,226**	21,043
Earnings per share expressed in cents per share			
– basic	8	**8.25**	14.28
– diluted	8	**8.17**	13.98
Earnings per share expressed in pence per share			
– basic	8	**4.68**	7.67
– diluted	8	**4.63**	7.51

All results are from continuing operations.

The notes on pages 32 to 58 are an integral part of these consolidated financial statements.

Consolidated balance sheet

at 30 April 2006

	Notes	2006 $'000	2005 $'000
		As at 30 April	
Assets			
Non-current assets			
Goodwill	9	**42,404**	42,404
Other intangible assets	10	**7,637**	8,084
Property, plant and equipment	11	**2,386**	2,277
Deferred tax assets	20	**7,718**	8,331
		60,145	61,096
Current assets			
Inventories	12	**331**	350
Trade and other receivables	13	**37,629**	50,244
Cash and cash equivalents	14	**56,066**	32,870
		94,026	83,464
Total assets		**154,171**	144,560
Liabilities			
Current liabilities			
Trade and other payables	15	**70,516**	71,103
Current tax liabilities	16	**10,777**	11,972
Financial liabilities – borrowings	17	**117**	8,099
		81,410	91,174
Non-current liabilities			
Non-current deferred income	18	**6,720**	6,932
Deferred tax liabilities	20	**8,446**	7,748
Financial liabilities – borrowings	17	**94**	103,367
		15,260	118,047
Net assets/(liabilities)		**57,501**	(64,661)
Shareholders' equity			
Capital and reserves attributable to the Company's equity holders			
Share capital	21	**36,644**	1
Share premium	22	**103,641**	3,376
Profit and loss reserve/(deficit)		**(55,267)**	(67,869)
Foreign currency translation reserve		**(432)**	(169)
Other reserves		**(27,085)**	–
Total shareholders' equity/(deficit)		**57,501**	(64,661)

The notes on pages 32 to 58 are an integral part of these consolidated financial statements.

The financial statements on pages 28 to 58 were approved by the board of directors on 31 July 2006 and were signed on its behalf by:

Stephen Kelly
Chief Executive Officer

Nick Bray
Chief Financial Officer

Consolidated statement of changes in shareholders' equity

	Share capital $'000	Share premium $'000	Foreign currency translation reserve $'000	Other reserves $'000	Profit and loss reserve (deficit) $'000	Total $'000
Balance as at 1 May 2004	1	2,871	118	–	(13,156)	(10,166)
Currency translation differences	–	–	(287)	–	–	(287)
Profit for the year	–	–	–	–	21,043	21,043
Total recognised profit for the period	–	–	(287)	–	21,043	20,756
Dividends	–	–	–	–	(78,800)	(78,800)
Issue of share capital	–	505	–	–	–	505
Value of share options issued under employee share option plans	–	–	–	–	3,044	3,044
Total changes in shareholders' equity	–	505	(287)	–	(54,713)	(54,495)
Balance as at 30 April 2005	1	3,376	(169)	–	(67,869)	(64,661)
Currency translation differences	–	–	(263)	–	–	(263)
Profit for the year	–	–	–	–	16,226	16,226
Total recognised profit for the period	–	–	(263)	–	16,226	15,963
Dividends	–	–	–	–	(3,987)	(3,987)
Share-for-share exchange	27,085	–	–	(27,085)	–	–
Issue of external share capital	9,558	100,265	–	–	–	109,823
Value of share options issued under employee share option plans	–	–	–	–	363	363
Total changes in shareholders' equity	36,643	100,265	(263)	(27,085)	12,602	122,162
Balance as at 30 April 2006	36,644	103,641	(432)	(27,085)	(55,267)	57,501

The amount transferred to other reserves as part of the share-for-share exchange represents the excess of the nominal value of shares issued in Micro Focus International Plc over the nominal value of share capital of Micro Focus International Limited.

Consolidated cash flow statement

for the year ended 30 April 2006

	Notes	2006 $'000	2005 $'000
		Year ended 30 April	
Cash flows from operating activities			
Cash generated from operations	23	**41,970**	54,461
Interest received		**666**	379
Interest paid		**(1,551)**	(7,926)
Tax paid		**(6,103)**	(2,368)
Net cash from operating activities		**34,982**	44,546
Cash flows from investing activities			
Payments for intangible assets		**(4,986)**	(6,176)
Purchase of property, plant and equipment		**(1,123)**	(1,329)
Proceeds on disposal of tangible fixed assets		**–**	23
Net cash used in investing activities		**(6,109)**	(7,482)
Cash flows from financing activities			
Proceeds from issue of ordinary share capital	21	**109,823**	506
Proceeds from issue of new bank loan		**–**	50,500
Repayment of borrowings	17	**(111,250)**	–
Dividends paid to shareholders	7	**(3,987)**	(78,800)
Net cash used in financing activities		**(5,414)**	(27,794)
Effects of exchange rate changes		**(263)**	(820)
Net increase in cash and cash equivalents		**23,196**	8,450
Cash and cash equivalents at 1 May 2005		**32,870**	24,420
Cash and cash equivalents at 30 April 2006	14	**56,066**	32,870

The notes on pages 32 to 58 are an integral part of these consolidated financial statements.

Summary of significant accounting policies

The basis of preparation and the principal accounting policies adopted in the preparation of the financial information are set out below.

A Basis of preparation

The financial statements have been prepared in accordance with the Companies Act 1985, Article 4 of the IAS Regulation and International Accounting Standards ("IAS") and International Financial Reporting Standards ("IFRS") and related interpretations, as adopted for use in the European Union.

These financial statements have been prepared under the historical cost convention. The preparation of financial statements in conformity with the basis of preparation described above requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in the critical accounting estimates and judgements section.

This is the first year that the Company has produced financial statements under IFRS. The adoption of IFRS has resulted in a number of significant adjustments to the previously reported results and equity shareholders' funds presented under UK Generally Accepted Accounting Principles ("UK GAAP").

IFRS 1, "First-time Adoption of International Financial Reporting Standards", permits those companies adopting IFRS for the first time to take some exemptions from the full requirements of IFRS in the transition period. Exemptions adopted by the Group are set out below and apply retrospectively in determining the IFRS opening balance sheet at its date of transition, 1 May 2004:

- The Group has elected not to apply IFRS 3, "Business combinations" to business combinations that occurred before the date of transition. In addition the Group has elected to continue its treatment of the goodwill on acquisition of foreign entities before 1 May 2004 as the Company's own asset.
- The Group has taken the exemption available under IFRS 1 to only apply IAS 32, "Financial Instruments: Disclosure and Presentation" and IAS 39, "Financial Instruments: Recognition and Measurement" from 1 May 2005.
- The Group has taken the exemption available under IFRS 2, "Share-based Payments" to apply this standard only to equity instruments that were granted after 7 November 2002 and that had not vested on or before 1 January 2005.

Reconciliations and descriptions of the effect of the transition from UK GAAP to IFRS on the Group's equity and its net income are given in note 29.

B Consolidation

On 17 May 2005 (immediately prior to the IPO) the Company became the holding company of the Group by acquiring the Operating Company in a share-for-share exchange, pursuant to which the previous shareholders of the Operating Company were issued and allotted three ordinary shares in the capital of the Company for every one ordinary share they previously held in the Operating Company. On 17 May 2005 the ordinary shares of the Company were admitted to the Official List and to the London Stock Exchange to be traded on its main market for listed securities.

The consolidated financial statements and information in the directors' report and remuneration report therefore represent the performance of the Operating Group for the period up to 17 May 2005 and for the Group from this date to 30 April 2006. Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated.

C Turnover

The Group recognises turnover from sales of software licences to end-users or resellers upon persuasive evidence of an arrangement, delivery of the software and determination that collection of a fixed or determinable fee is reasonably assured. When the fees for software upgrades and enhancements, maintenance, consulting and training are bundled with the licence fee, they are unbundled using the Group's objective evidence of the fair value of the elements represented by the Group's customary pricing for each element in separate transactions. If evidence of fair value exists for all undelivered elements and there is no such evidence of fair value established for delivered elements, turnover is first allocated to the elements where fair value has been established and the residual amount is allocated to the delivered elements. If evidence of fair value for any undelivered element of the arrangement does not exist all turnover from the arrangement is deferred until such time that evidence of fair value exists or undelivered elements of the arrangement are delivered.

C Turnover (continued)
If the arrangement includes acceptance criteria, turnover is not recognised until the Group can objectively demonstrate that the software or service can meet the acceptance criteria, or the acceptance period lapses, whichever is earlier.

The Group recognises licence turnover derived from sales to resellers, upon delivery to resellers, provided that all other turnover recognition criteria are met, otherwise turnover is deferred and recognised upon delivery of the product to the end-user.

Maintenance turnover is derived from providing technical support and software updates to customers. Maintenance turnover is recognised on a straight-line basis over the term of the contract, which in most cases is one year. Turnover from consulting and training services is recognised as the services are performed.

Amounts collected prior to satisfying the above revenue recognition criteria are included in deferred income.

D Segmental reporting
A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of components operating in other economic environments.

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. The Group considers there to be only one business segment being the provision of legacy application development and deployment software for contemporary platforms.

E Leases
Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate of interest on the liability outstanding. The corresponding rental obligations, net of finance charges, are included in financial liabilities – borrowings.

The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset's useful life and the lease term.

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

F Foreign currency translation
a) Functional and presentation currency
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in US Dollars, which is the Group's functional currency.

b) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Summary of significant accounting policies (continued)

F Foreign currency translation (continued)

c) Group companies

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate, with exception for goodwill arising before 1 May 2004 which is treated as an asset of the Company and expressed in the Company's functional currency.

G Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs incurred in the arrangement of new borrowing facilities are capitalised and netted against the capital element of the outstanding borrowing. These costs are then amortised over the life of the facility to which the costs relate on the effective interest basis.

H Property plant and equipment

All property, plant and equipment are stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance expenditures are charged to the income statement during the financial period in which they are incurred. Depreciation is calculated using the straight-line method to write-off the cost of each asset to its residual value over its estimated useful life as follows:

Leasehold improvements	Over the lease term
Furniture and fixtures	Five to seven years
Computer equipment	One to five years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in the income statement.

I Intangible assets

i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of those cash-generating units represents the Group's investment in each area of operation by each primary reporting segment.

ii) Computer software

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised using the straight-line method over their estimated useful lives of three to five years.

iii) Research and development

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects relating to the developing of new computer software programmes and significant enhancement of existing computer software programmes are recognised as intangible assets when it is probable that the project will be a success, considering its commercial and technological feasibility, and costs can be measured reliably. Only direct costs are capitalised which include the software development employee costs and an appropriate portion of relevant overheads. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Development costs are amortised from the commencement of the commercial production of the product on a straight-line basis over the period of its expected benefit, not exceeding three years.

J Impairment of tangible and intangible assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

K Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method. The cost of finished goods comprises software for resale and packaging materials. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

L Trade receivables

Trade receivables are recognised at fair value less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

M Employee benefit costs

a) Pension obligations

Group companies operate various pension schemes. All of the major schemes are defined contribution plans for which the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as an employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

b) Share-based compensation

The Group operated four equity-settled, share-based compensation plans and one cash-settled share-based compensation plan during the year.

No expense is recognised in respect of share options granted before 7 November 2002 or which have vested before 1 January 2005.

Summary of significant accounting policies (continued)

M Employee benefit costs (continued)
For shares or share options granted after 7 November 2002 and vested after 1 January 2005 the fair value of the employee services received in exchange for the grant of the shares or options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares or options granted. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the Group revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The shares are recognised when the options are exercised and the proceeds received allocated between share capital and share premium.

N Share capital, share premium and dividend distribution
Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Dividend distributions to the Company's shareholders are recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

O Deferred income tax
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

P Cash and cash equivalents
Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

Q Exceptional items
Exceptional items are those significant items which are separately disclosed by virtue of their size or incidence to enable a full understanding of the Group's financial performance.

Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are summarised below.

a) Impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note J. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates.

b) Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Critical judgements in applying the Group's accounting policies

The Group makes judgements on specific items when applying its accounting policies. The judgement that has a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year is discussed below.

Development expenditure

The Group invests in the development of future products in accordance with the accounting policy stated on page 35. The assessment as to whether this expenditure will achieve a complete product for which the technical feasibility is assured is a matter of judgement, as is the forecasting of how the product will generate future economic benefit. Finally, the period of time over which the economic benefit associated with the expenditure occurred will arise is also a matter of judgement. These judgements are made by evaluating the development plan prepared by the research and development department and approved by management, regularly monitoring progress by using an established set of criteria for assessing technical feasibility and benchmarking to other products.

Risk factors

The Group's multi-national operations expose it to a variety of financial risks that include the effects of changes in credit risks, foreign currency exchange rates, liquidity and interest rates.

i) Credit risk

Financial instruments which potentially expose the Group to a concentration of credit risk consist primarily of cash equivalents and accounts receivable. Cash equivalents are deposited with high-credit quality financial institutions. The Group provides credit to customers in the normal course of business. Collateral is not required for those receivables, but ongoing credit evaluations of customers' financial conditions are performed. The Group maintains a provision for impairment based upon the expected collectibility of accounts receivable. The Group sells products and services to a wide range of customers around the world and, therefore, believes there is no material concentration of credit risk.

ii) Foreign currency risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US Dollar, UK Sterling, the Euro and the Japanese Yen. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations. Foreign exchange risk arises when future commercial transactions, recognised assets and liabilities are denominated in a currency that is not the entity's functional currency. There were no hedging transactions in place at 30 April 2006.

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk.

iii) Interest rate risk

The Group's income and operating cash flows are substantially independent of changes in market interest rates. The interest rates of finance leases to which the Group is lessee are fixed at inception of the lease. These leases expose the Group to fair value interest rate risk.

The Group's cash flow interest rate risk arises from cash deposits. Deposits placed at variable rates expose the Group to cash flow interest rate risk.

1 Segmental reporting

Primary reporting format – geographical segments

	Year ended 30 April 2006			
	North America $'000	Europe and the Middle East $'000	Rest of the world $'000	Total $'000
Revenue	**68,847**	**54,038**	**20,803**	**143,688**
Segment result (operating profit) before exceptional items	26,474	1,441	9,031	36,946
Exceptional items	(1,683)	(12,444)	(86)	(14,213)
Segment result (operating profit)	24,791	(11,003)	8,945	22,733
Finance costs – net				(175)
Profit before tax				**22,558**
Taxation				(6,332)
Net profit attributable to equity shareholders				**16,226**
Segment assets	36,812	51,427	8,173	96,412
Unallocated assets:				
Intangible assets (notes 9 and 10)				50,041
Deferred tax assets (note 20)				7,718
Total assets				**154,171**
Segment liabilities	31,241	40,720	5,275	77,236
Unallocated liabilities:				
Current and deferred tax liabilities				19,223
Corporate borrowings (note 17)				211
Total liabilities				**96,670**
Other segment items				
Capital expenditure	78	519	61	658
Depreciation (note 11)	494	459	53	1,006
Amortisation of intangible assets (note 10)	2,608	2,065	760	5,433

1 Segmental reporting (continued)

	Year ended 30 April 2005			
	North America $'000	Europe and the Middle East $'000	Rest of the world $'000	Total $'000
Revenue	**73,173**	**57,365**	**20,107**	**150,645**
Segment result (operating profit) before exceptional items	27,796	10,183	9,910	47,889
Exceptional items	(4,180)	(2,157)	(638)	(6,975)
Segment result (operating profit)	23,616	8,026	9,272	40,914
Finance costs – net				(8,274)
Profit before tax				**32,640**
Taxation				(11,597)
Net profit attributable to equity shareholders				**21,043**
Segment assets	34,141	45,181	6,419	85,741
Unallocated assets:				
Intangible assets (notes 9 and 10)				50,488
Deferred tax assets (note 20)				8,331
Total assets				**144,560**
Segment liabilities	38,396	34,960	4,679	78,035
Unallocated liabilities:				
Current and deferred tax liabilities				19,720
Corporate borrowings (note 17)				111,466
Total liabilities				**209,221**
Other segment items				
Capital expenditure	65	461	2	528
Depreciation	574	370	61	1,005
Amortisation of intangible assets	2,762	2,166	759	5,687

The Group is organised on a worldwide basis into three main geographical segments.

- North America
- Europe and the Middle East
- Rest of the world

There are immaterial sales between the geographical segments.

The revenue analysis in the table above is based on the location of the customers where the order is received which is not materially different from the location of the assets.

Segment assets include property, plant and equipment, stocks, debtors and operating cash and exclude other intangible assets and deferred tax assets. Segment liabilities comprise operating liabilities and finance leases and exclude tax liabilities and corporate borrowings. Capital expenditure comprises additions to property, plant and equipment and other intangible assets.

Secondary reporting format – business segment

The Group considers there is only one business segment being the provision of legacy application development and deployment software for contemporary platforms.



2 Supplementary information

Set out below is an analysis of turnover recognised between the principal product categories, which the directors use to assess the future revenue flows from the current portfolio of customers.

	30 April 2006 $'000	30 April 2005 $'000
Licence	**67,985**	79,860
Maintenance	**71,860**	66,705
Consulting	**3,843**	4,080
Total	**143,688**	150,645

3 Profit before tax

Profit before tax is stated after charging:

		Year ended 30 April	
	Note	2006 $'000	2005 $'000
Employee benefit expense	24	**63,221**	70,340
Depreciation of property, plant and equipment			
– owned assets	11	**880**	1,024
– assets under finance lease	11	**126**	35
Amortisation of intangibles	10	**5,433**	5,687
Changes in inventories of finished goods		**19**	(38)
Operating lease rentals payable			
– plant and machinery		**252**	116
– other		**337**	4,092

Exceptional items

	Year ended 30 April	
	2006 $'000	2005 $'000
IPO-related costs	**6,909**	–
Management fees	**125**	1,200
Reorganisation costs	**7,403**	2,194
Share-based compensation (credit)/charge	**(224)**	3,581
Exceptional items	**14,213**	6,975

The IPO-related costs include termination fees of $4,683,000 in respect of management charges previously paid by the Group to its shareholders prior to the IPO. They also include fees incurred during the process that did not directly relate to the raising of share capital.

Reorganisation costs relate to the cost reduction programme announced by the board of directors on 6 April 2006. These costs include those associated with the redundancy of employees and the onerous lease cost of a building vacated as part of the programme.

A credit has arisen for share-based compensation as a result of the actual payout under the Equity Bonus Plan being lower than the estimate made at 30 April 2005.

All exceptional items relate to administrative expenses.

3 Profit before tax (continued)

Services provided by the Group's auditors and network of firms

During the year the Group (including its overseas subsidiaries) obtained the following services from the Group's auditor at costs as detailed below:

	Year ended 30 April	
	2006 $'000	2005 $'000
Audit services		
– statutory audit	**459**	530
– further assurance services	**–**	670
Tax services		
– compliance services	**45**	161
– advisory services	**210**	1,278
Other services not covered above	**212**	1,962
Total	**926**	4,601

The Group's auditors, PricewaterhouseCoopers LLP, provide non-audit services for the Group over and above the external audit (principally tax advice and due diligence work). The board of directors reviews the level of non-audit fees and believes that the Group receives particular benefit from tax advice provided by its auditors given their wide and detailed knowledge of the Group. The board is confident that the objectivity and independence of the auditors is not impaired in any way by reason of its non-audit work.

Other services include reporting accountants work and due diligence.

4 Reconciliation of operating profit to EBITDA

	30 April 2006 $'000	30 April 2005 $'000
Operating profit	**22,733**	40,914
Depreciation	**1,006**	1,005
Amortisation of software	**806**	1,099
EBITDA	**24,545**	43,018
Exceptional items		
IPO-related costs	**6,909**	–
Reorganisation costs	**7,403**	2,194
Share-based compensation	**(224)**	3,581
Management charges	**125**	1,200
EBITDA before exceptional items	**38,758**	49,993

The directors use EBITDA and EBITDA before exceptional items as key performance measures of the business.

5 Interest payable and similar charges

	Year ended 30 April	
	2006 $'000	2005 $'000
Interest expense on bank borrowings	**1,126**	5,062
Interest expense on finance leases	**11**	19
Interest payable	**1,137**	5,081
Amortisation of issue costs	**–**	224
Accelerated amortisation of issue costs	**–**	3,351
	1,137	8,656

The accelerated amortisation of issue costs relates to the prior-year borrowings described in note 17. The amortisation of issue costs was accelerated during the prior year, as a result of the facilities being initially replaced by a new facility and then being repaid from the proceeds of the listing of the Company.

6 Taxation

	Year ended 30 April	
	2006 $'000	2005 $'000
Current tax		
Current year	**5,159**	7,825
Adjustments to tax in respect of previous years	**(138)**	–
	5,021	7,825
Deferred tax		
Current year	**1,500**	3,983
Adjustments to tax in respect of previous years	**(189)**	(211)
	1,311	3,772
Total	**6,332**	**11,597**

Deferred tax of $109,000 (2005: $nil) has been recognised in relation to the share options charged against equity in the year.

The taxation for the period differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as explained below.

	Year ended 30 April	
	2006 $'000	2005 $'000
Profit before taxation	**22,558**	32,640
Tax calculated at domestic tax rates applicable to profits in the respective countries	**7,182**	11,152
Effects of:		
Adjustments to tax in respect of previous years – current tax	**(138)**	–
Adjustments to tax in respect of previous years – deferred tax	**(189)**	(211)
Expenses not deductible for tax purposes	**2,746**	84
Losses not recognised	**247**	–
Other	**(3,516)**	572
Total taxation	**6,332**	11,597

The movement in deferred tax assets and liabilities during the period, without taking into consideration the offsetting of balances within the same tax jurisdiction, is provided in note 20.

7 Dividends

Equity – ordinary	Year ended 30 April 2006 $'000	Year ended 30 April 2005 $'000
2006 interim paid ($0.02 per ordinary share)	**3,987**	–
2005 final paid ($0.28 per ordinary share)	–	10,000
2005 interim paid ($1.36 per ordinary share)	–	68,800
	3,987	78,800

Under Cayman Law the unrealised profit on the revaluation of an asset may be used to fund a dividend. As such the directors of Micro Focus International Limited obtained independent valuations of the intellectual property held by that company in 2003 and 2005. Subsequently, the directors considered the valuations of the intellectual property, which confirmed the adequacy of distributable reserves under Cayman Law in proposing dividends in the year ended 30 April 2005.

Whilst the Group as a whole has a deficit in its profit and loss reserve, the directors of Micro Focus International Plc have concluded that the Company has sufficient reserves to enable the payment of the interim and final dividends relating to the year ended 30 April 2006.

8 Earnings per share

The calculation of the basic earnings per share has been based on the earnings attributable to ordinary shareholders and the weighted average number of shares for each year. This is after taking into account the restructuring of the share capital of previous shareholders of the Operating Company receiving three ordinary shares in the Company for every one share they previously held in the Operating Company.

	Year ended 30 April 2006			Year ended 30 April 2005		
	Earnings $'000	**Weighted average number of shares '000**	**Per share amount cents**	Earnings $'000	Weighted average number of shares '000	Per share amount cents
Basic EPS						
Earnings attributable to ordinary shareholders	**16,226**	**196,709**	**8.25**	21,043	147,375	14.28
Effect of dilutive securities						
Options		**2,002**			3,162	
Diluted EPS						
Earnings attributable to ordinary shareholders	**16,226**	**198,711**	**8.17**	21,043	150,537	13.98
Supplementary EPS to exclude exceptional items						
Basic EPS	**16,226**	**196,709**	**8.25**	21,043	147,375	14.28
Exceptional items	**14,213**			6,975		
Tax relating to exceptional items	**(2,154)**			(658)		
Basic EPS excluding exceptional items	**28,285**	**196,709**	**14.38**	27,360	147,375	18.56
Diluted EPS	**16,226**	**198,711**	**8.17**	21,043	150,537	13.98
Exceptional items	**14,213**			6,975		
Tax relating to exceptional items	**(2,154)**			(658)		
Diluted EPS excluding exceptional items	**28,285**	**198,711**	**14.23**	27,360	150,537	18.17

9 Goodwill

	$'000
Cost and net book amount	
At 1 May 2004, 30 April 2005 and 30 April 2006	42,404

A segment-level summary of the goodwill allocation is presented below:

	$'000
North America	24,200
Europe and the Middle East	14,765
Rest of the world	3,439
Total	42,404

The recoverable amount of a cash-generating unit ("CGU") is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. The growth rate does not exceed the long-term average growth rate for the geography in which the CGU operates.

For the purpose of the analysis of each CGU within the business segment it has been assumed that the levels of turnover, operating profit and cash flows for the year ended 30 April 2006 will be maintained.

The cash flows were discounted using a pre-tax discount rate of 8.9% and reflect specific risks relating to the relevant segments.

10 Other intangible assets

	Software $'000	Development costs $'000	Total $'000
Cost			
At 1 May 2005	4,052	16,017	20,069
Exchange adjustments	(247)	–	(247)
Additions	88	5,095	5,183
At 30 April 2006	3,893	21,112	25,005
Aggregate amortisation and impairment			
At 1 May 2005	2,664	9,321	11,985
Exchange adjustments	(40)	–	(40)
Charge for the year	798	4,626	5,424
At 30 April 2006	3,422	13,947	17,369
Net book amount at 30 April 2006	471	7,165	7,636
Net book amount at 1 May 2005	1,388	6,696	8,084

11 Property, plant and equipment

	Leasehold improvements $'000	Computer equipment $'000	Fixtures and fittings $'000	Total $'000
Cost				
At 1 May 2005	867	4,883	1,064	6,814
Exchange adjustments	(19)	(111)	(36)	(166)
Additions at cost	384	627	183	1,194
Disposals	–	(164)	(1)	(165)
At 30 April 2006	**1,232**	**5,235**	**1,210**	**7,677**
Depreciation				
At 1 May 2005	265	3,524	748	4,537
Exchange adjustments	3	(83)	(24)	(104)
Charge for the year	203	699	104	1,006
Disposals	–	(148)	–	(148)
At 30 April 2006	**471**	**3,992**	**828**	**5,291**
Net book amount at 30 April 2006	**761**	**1,243**	**382**	**2,386**
Net book amount at 1 May 2005	602	1,359	316	2,277

Assets held under finance leases, capitalised and included in computer equipment:

	2006 $'000	2005 $'000
Cost	**368**	251
Aggregate depreciation	**(161)**	(35)
Net book amount	**207**	216

12 Inventories

	2006 $'000	2005 $'000
Finished goods	331	350

13 Trade and other receivables

	2006 $'000	2005 $'000
Trade debtors	**29,377**	37,128
Other debtors	–	3,575
Prepayments	**3,959**	3,837
Accrued income	**4,293**	5,704
Total	**37,629**	50,244

Concentrations of credit risk with respect to trade receivables are limited due to the Group's customer base being large and unrelated. Due to this, management believe there is no further credit risk provision required in excess of the normal provision for doubtful receivables.

14 Cash and cash equivalents

	2006 $'000	2005 $'000
Cash at bank and in hand	**15,182**	24,557
Short-term bank deposits	**40,884**	8,313
Total	**56,066**	32,870

The effective interest rate on short-term deposits was 3.8% (2005: 2.4%) and these deposits have an average maturity of 13 days (2005: 11 days).

15 Trade and other payables – current

	2006 $'000	2005 $'000
Trade payables	**1,944**	3,860
Other tax and social security payable	**2,468**	3,241
Accruals	**20,511**	17,585
Deferred income	**45,593**	46,417
Total	**70,516**	71,103

Accruals include amounts in respect of reorganisation and redundancy costs. The amount provided for redundancy costs is based on legal advice provided to the directors.

16 Current tax liabilities

	2006 $'000	2005 $'000
Corporation tax	**10,777**	11,972

17 Financial liabilities – borrowings

	2006 $'000	2005 $'000
Due within one year		
Secured bank loans	–	8,010
Finance lease obligations	**117**	89
Total	**117**	8,099

	2006 $'000	2005 $'000
Due after more than one year		
Secured bank loans	–	103,240
Finance lease obligations	**94**	127
Total	**94**	103,367

On 20 May 2005 the outstanding debt of $111,250,000 owed by the Company to Wells Fargo Foothill, Inc. and DB Zwirn Special Opportunities Fund was repaid in full.

Lease liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default.

	2006 $'000	2005 $'000
Finance lease liabilities – minimum lease payments:		
Not later than one year	**134**	107
More than one year, but not more than two years	**109**	154
	243	261
Future finance charges on finance leases	**(32)**	(45)
Present value of finance lease liabilities	**211**	216

18 Other non-current liabilities

	2006 $'000	2005 $'000
Deferred income	**6,720**	6,932

19 Financial instruments

Fair value of non-current borrowings

Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale and excludes accrued interest. The Group's financial liabilities at 30 April 2006 are deemed to be equal to their fair value at that date.

Maturity of non-current borrowings

The maturity profile of non-current borrowings is as follows:

	2006 $'000	2005 $'000
Between one and two years	**94**	10,109
Between two and five years	–	93,258
	94	103,367

On 20 May 2005 the loan was repaid in full from the proceeds of the admission of the Company on to the Official list of the London Stock Exchange.

The effective interest rates at the balance sheet date were as follows:

US Dollar	2006	2005
Bank borrowings	–	11.5%
Finance lease obligations	**8.5%**	8.5%

20 Deferred tax

	2006 $'000	2005 $'000
Net deferred tax asset/(liability)		
Beginning of the year	**583**	(984)
Income statement charge	**(1,311)**	1,567
End of the year	**(728)**	583

	Accelerated tax depreciation $'000	Total $'000
Deferred tax liabilities		
At 1 May 2005	7,748	7,748
Charged to profit and loss account	698	698
At 30 April 2006	**8,446**	**8,446**

	Tax losses $'000	Other timing differences $'000	Total $'000
Deferred tax assets			
At 1 May 2005	6,203	2,128	8,331
Charged to profit and loss account	169	(782)	(613)
At 30 April 2006	**6,372**	**1,346**	**7,718**

Deferred income tax assets are recognised for tax loss carry-forwards to the extent that the realisation of the related tax benefit through the utilisation of future taxable profits is probable.

21 Called up share capital

	2006 $	2005 $
Authorised		
2,499,500,000 ordinary shares of £0.10 ($0.183) each	**476,674,646**	–
50,000 redeemable preference shares of £1.00 ($1.83) each	**95,354**	–
Class A ordinary shares of $0.00001 each	–	86,428,000
Class B ordinary shares of $0.00001 each	–	2,800,000
Class C ordinary shares of $0.00001 each	–	1,386,000
Class D ordinary shares of $0.00001 each	–	1,386,000
Class L ordinary shares of $0.00001 each	–	8,000,000
Total authorised share capital	**476,770,000**	100,000,000

	30 April 2006		30 April 2005	
	Number	$	Number	$
Issued and fully paid				
Ordinary shares of £0.10 ($0.183) each	**199,402,745**	**36,644,393**	–	–
Class A ordinary shares of $0.00001 each	–	–	41,426,245	1
Class B ordinary shares of $0.00001 each	–	–	2,169,375	–
Class C ordinary shares of $0.00001 each	–	–	1,386,000	–
Class D ordinary shares of $0.00001 each	–	–	–	–
Class L ordinary shares of $0.00001 each	–	–	4,143,291	–
Total allotted, called up and fully paid share capital	**199,402,745**	**36,644,393**	49,124,911	1

The share capital at 30 April 2005 represents the share capital of Micro Focus International Limited, a company incorporated in the Cayman Islands. On 9 May 2005 425 class A ordinary shares in that company were issued in that company under the share option programme in note 24, leaving a total of 49,125,336 shares issued in the company on 16 April 2005.

On 17 May 2005, the Company acquired the entire issued share capital of Micro Focus International Limited by way of a share-for-share exchange, pursuant to which the previous shareholders of Micro Focus International Limited were issued and allotted three ordinary shares in the capital of the Company for every one ordinary share they previously held in Micro Focus International Limited. This increased the share capital of the Group to 147,376,009 shares of £0.10 each. This increase in share capital created a merger reserve of $27,085,000. On 17 May 2005, 51,069,602 new ordinary shares in the capital of the Company were issued to institutional investors for a price of £1.30 ($2.24) per share as part of the IPO and these shares, as well as the Company's existing ordinary shares, were admitted to the Official List and to the London Stock Exchange to be traded on its main market for listed securities. Expenses of $4,769,000 directly attributable to the issue of share capital were offset against the share premium account.

Following the IPO, 957,134 ordinary shares have been issued in the Company. Of this, 872,519 have been issued to employees under share option schemes at prices ranging from £0.003 ($0.005) and £0.17 ($0.36) per share and 84,615 have been issued to directors for a price of £1.30 ($2.24) per share.

Potential issues of ordinary shares

Certain employees hold options to subscribe for shares in the Company at prices ranging from $0.02 to $1.62 under the share option schemes approved by shareholders in 2001 and the Long-Term Incentive Plan. The number of shares subject to options at 30 April 2006 was 3,552,845. Further information on these options is disclosed in note 24.

Each holder of an ordinary share is entitled to one vote for each share held at all meetings of shareholders and will be entitled to any dividends declared by the board of directors.

22 Share premium account

	$'000
At 1 May 2005	3,376
Premium on shares issued during the year	100,265
At 30 April 2006	**103,641**

23 Cash generated from operations

	Note	2006 $'000	2005 $'000
Continuing operations			
Net profit		**16,226**	21,043
Adjustments for:			
Net interest		**175**	8,274
Taxation	6	**6,332**	11,597
Depreciation	11	**1,006**	1,005
Loss on disposal of property, plant and equipment		**17**	19
Amortisation of intangibles	10	**5,433**	5,687
Share-based compensation		**(224)**	3,581
Changes in working capital:			
Inventories		**19**	(38)
Trade and other receivables		**12,615**	(12,317)
Payables and other non-current liabilities		**371**	15,610
Cash generated from continuing operations		**41,970**	54,461

24 Employees and directors

	2006 $'000	2005 $'000
Staff costs		
Wages and salaries	**56,026**	59,257
Social security costs	**5,538**	5,769
Other pension costs (note 25)	**1,881**	1,733
Cost of employee share schemes	**(224)**	3,581
Total	**63,221**	70,340

	2006	2005
Average monthly number of people (including executive directors) employed		
By business group		
Sales and distribution	**193**	182
Research and development	**147**	143
General and administration	**162**	158
Total	**502**	483

Share-based payments

The Group has four equity-settled share-based compensation plans and one cash-settled share-based compensation plan, details of which are provided below.

2001 Share Purchase and Option Plan

The Group had a share-based compensation plan ("the Plan") under which employees and directors could be granted options to purchase the Company's ordinary shares. On the full listing of the Company to the London Stock Exchange the options were treated as having vested and were exchanged for three options in the ordinary shares of the newly listed entity. At this date the Plan was closed for new issues. No options were granted under the Plan during the year.

Options over ordinary shares held by employees under the Plan, all of which were exercisable, were as follows:

				Weighted average remaining life (years):	
	Options	Range of exercise prices $	Weighted average exercise price $	**2006** **Expected**	2005 Contractual
At 1 May 2005	1,054,160	0.02 – 1.62	0.24	**0.1**	3.8
Exercised	(425)		0.02		
Forfeited	(32,200)		0.02		
At 16 May 2005 pre split	1,021,535		0.24		
3:1 stock split	2,043,070				
At 17 May 2005	3,064,605	0.01 – 0.54	0.08		
Exercised	(866,369)		0.06		
Forfeited	(107,739)		0.08		
At 30 April 2006	2,090,497	0.01 – 0.54	0.09	**0.0**	2.8

24 Employees and directors (continued)

The weighted average share price for options exercised during the period was $1.27.

Of the 2,090,497 options over ordinary shares outstanding at 30 April 2006, 1,956,660 had an exercise price in the range of $0.01 and $0.13 per share and 133,837 had an exercise price in the range of $0.31 and $0.54 per share.

No amount was charged through the income statement (2005: £1,504,000).

Restricted Share Agreement

The Group also operated a share-based compensation plan ("the Agreement") under which senior management could be granted options to purchase the Company's ordinary shares. There were no options over ordinary shares held by employees under the Restricted Share Agreement at any time during the year ended 30 April 2006 and no amount was charged through the income statement (2005: $137,000).

Share issue

The Group also operated a share-based compensation plan under which senior management was granted ordinary shares in the Company. On the full listing of the Company to the London Stock Exchange the Plan was closed for new issues. During the year ended 30 April 2006 no options to subscribe for shares were issued under this arrangement and no amount was charged through the income statement (2005: $1,407,000).

Equity Bonus Plan

The Group also operated the Equity Bonus Plan, a cash-settled share-based compensation plan. Under the rules of the Equity Bonus Plan eligible employees were awarded Equity Bonus Units at the discretion of the board of directors. On the full listing of the Company to the London Stock Exchange units were paid out under the Plan. The amount of any realisation payment for each unit was dependent on the market value of one of the Company's ordinary shares ("the Sale Price"), compared to the unit's Base Price, which was calculated at the time of award of the unit with reference to the market value of the Company's shares. The bonus awarded was the difference between the Sale Price and Base Price, subject to an overall limit on the Sale Price of ten times the Base Price.

The amount credited through the income statement in relation to the Equity Bonus Plan for the period ended 30 April 2006 was $587,000 (2005: (charge) $533,000). The credit has arisen due to the fact that the estimates of the cash payments made in the prior year have proven to be in excess of the actual payouts on the closure of the scheme.

24 Employees and directors (continued)

Incentive Plan 2005

On 27 April 2005 the remuneration committee approved the rules of the Incentive Plan 2005. Under the terms of the first grant of options under the Plan on 29 June 2005 five employees were granted options over a total of 200,000 shares under the Plan for their part in the IPO. These options will vest after a three-year period. Under the terms of the second grant of options under the Plan on 11 January 2006 directors and senior management were eligible. The total number of options they will receive is determined by the Company's aggregate earnings per share (EPS) growth, exceeding inflation (RPI), over a three-year period commencing 1 May 2005. The total number of potential options as a result of the second grant under the Plan (assuming the maximum performance target is attained) was 1,462,348.

Options issued under the Agreement have been valued using the Black-Scholes option-pricing model. No performance conditions were included in the fair value calculations. The fair value per option granted and the assumptions used in the calculation are as follows:

Grant date	29 June 2005	11 January 2006
Share price at grant date	£1.55 ($2.80)	£1.23 ($2.25)
Exercise price	£0.10 ($0.18)	£0.10 ($0.18)
Expected volatility	80%	80%
Expected option life (years)	3	3
Expected dividend yield	1%	2.7%
Risk-free interest rate	4%	4%
Fair value per option	$1.74	$1.92

The amount charged to the income statement in the year in respect of the scheme is $363,000.

25 Pension commitments

The Group has established a number of pension schemes around the world covering many of its employees. The principal funds are those in the US, the UK and Germany. These are funded schemes of the defined contribution type. Outside of these territories, the schemes are also of the defined contribution type, except for Japan which is a defined benefit scheme, but which has few members and therefore is not significant to the Group.

Pension costs for defined contributions schemes are as follows:

	2006 $'000	2005 $'000
Defined contribution schemes	**1,881**	1,733

26 Operating lease commitments – minimum lease payments

At 30 April 2006 the Group has total lease agreements in respect of properties, vehicles, plant and equipment, for which the payments extend over a number of years.

	2006 $'000	2005 $'000
Commitments under non-cancellable operating leases expiring:		
Within one year	**526**	398
Later than one year and less than five years	**4,060**	8,166
After five years	**16,582**	2,094
Total	**21,168**	10,658

The Group leases various offices under non-cancellable operating lease agreements, that are included in the table. The leases have various terms, escalation clauses and renewal rights.

27 Capital commitments and contingent liabilities

The Group had no capital commitments at 30 April 2006. The Group had no contingent liabilities at 30 April 2006.

28 Related party transactions

During the period to 30 April 2006, management charges of $125,000 and termination charges of $4,026,046 were paid to a related party, Golden Gate Capital, which is the fund manager for CCG Investments (BVI), LP, the ultimate parent company.

The interests of Golden Gate Capital, through CCG Investments (BVI), LP and other funds under its management, in the Company's ordinary shares are as follows:

		Shares in Micro Focus International Limited	
	Ordinary shares of Micro Focus International Plc	A Shares	L Shares
At 1 May 2005	–	35,903,620	4,143,291
Share-for-share exchange prior to IPO	120,140,733	(35,903,620)	(4,143,291)
Disposals	(6,114,576)	–	–
At 30 April 2006	**114,026,157**	**–**	**–**

Termination charges of $656,959 were also paid to another related party, Parallax Capital Partners LLC, which is a minority shareholder.

29 Reconciliation of net assets and profit under UK GAAP to IFRS

The analysis below shows a reconciliation of net assets and profit as reported under UK GAAP as at 30 April 2005 to the revised net assets and profit under IFRS as reported in these financial statements. In addition, there is a reconciliation of net assets under UK GAAP to IFRS at the transition date for the Group, being 1 May 2004.

Reconciliation of equity at 1 May 2004 (date of transition to IFRS)

	Note	UK GAAP $'000	Effect of transition to IFRS $'000	IFRS $'000
Assets				
Non-current assets				
Goodwill		42,404	–	42,404
Intangible assets	(b),(c)	–	7,628	7,628
Property, plant and equipment	(c)	4,115	(2,155)	1,960
Deferred tax assets	(a),(b)	–	8,837	8,837
		46,519	14,310	60,829
Current assets				
Inventories		312	–	312
Trade and other receivables		37,925	–	37,925
Investments	(d)	7,166	(7,166)	–
Cash and cash equivalents	(d)	17,254	7,166	24,420
Deferred tax asset	(a),(b)	5,998	(5,998)	–
		68,655	(5,998)	62,657
Total assets		115,174	8,312	123,486
Liabilities				
Current liabilities				
Trade and other payables		53,736	–	53,736
Current tax liabilities		9,821	–	9,821
Financial liabilities – borrowings		10,097	–	10,097
		73,654	–	73,654
Non-current liabilities				
Financial liabilities – borrowings		50,037	–	50,037
Deferred tax liability	(a),(b)	–	4,481	4,481
Non-current deferred income		5,480	–	5,480
		55,517	4,481	59,998
Net liabilities		(13,997)	3,831	(10,166)
Shareholders' equity				
Share capital		1	–	1
Share premium		2,946	–	2,946
Other reserves	(e)	118	(75)	43
Profit and loss reserve (deficit)	(a),(b),(e)	(17,062)	3,906	(13,156)
Total shareholders' equity (deficit)		(13,997)	3,831	(10,166)

29 Reconciliation of net assets and profit under UK GAAP to IFRS (continued)

Reconciliation of equity at 30 April 2005 and 1 May 2005

	Note	UK GAAP $'000	Effect of transition to IFRS $'000	IFRS $'000
Assets				
Non-current assets				
Goodwill	(a)	38,636	3,768	42,404
Intangible assets	(b),(c)	–	8,084	8,084
Property, plant and equipment	(c)	3,667	(1,390)	2,277
Deferred tax assets	(a),(b)	–	8,331	8,331
		42,303	18,793	61,096
Current assets				
Inventories		350	–	350
Trade and other receivables		50,244	–	50,244
Cash and cash equivalents	(d)	32,870	–	32,870
Deferred tax asset	(a),(b)	3,722	(3,722)	–
		87,186	(3,722)	83,464
Total assets		129,489	15,071	144,560
Liabilities				
Current liabilities				
Trade and other payables	(f)	71,192	(89)	71,103
Current tax liabilities		11,972	–	11,972
Financial liabilities – borrowings	(f)	8,010	89	8,099
		91,174	–	91,174
Non-current liabilities				
Financial liabilities – borrowings	(f)	103,240	127	103,367
Deferred tax liability	(a),(b)	–	7,748	7,748
Non-current deferred income	(f)	7,059	(127)	6,932
		110,299	7,748	118,047
Net liabilities		(71,984)	7,323	(64,661)
Shareholders' equity				
Capital and reserves attributable to the Company's equity holders				
Share capital		1	–	1
Share premium		3,376	–	3,376
Profit and loss reserve (deficit)	(e)	(75,192)	7,323	(67,869)
Other reserves	(a),(b),(e)	(169)	–	(169)
Total shareholders' equity (deficit)		(71,984)	7,323	(64,661)

29 Reconciliation of net assets and profit under UK GAAP to IFRS (continued)

Reconciliation of profit for the period ended 30 April 2005

	Note	UK GAAP $'000	Effect of transition to IFRS $'000	IFRS $'000
Turnover		150,645	–	150,645
Cost of sales	(b)	(6,327)	(4,587)	(10,914)
Gross profit		144,318	(4,587)	139,731
Selling and distribution costs		(48,105)	–	(48,105)
Research and development	(b)	(23,407)	5,809	(17,598)
Administrative expenses	(a)	(36,882)	3,768	(33,114)
Operating profit		35,924	4,990	40,914
Interest payable and similar charges		(8,656)	–	(8,656)
Interest receivable and similar income		382	–	382
Taxation	(a),(b)	(10,101)	(1,496)	(11,597)
Profit for the financial period		17,549	3,494	21,043

Explanation of reconciling differences between UK GAAP and IFRS

a) The goodwill arising from the acquisition of the Group from Merant Plc was previously amortised under UK GAAP on a straight-line basis over its estimated useful economic life of 14 years. As at 1 May 2004 the net book amount under UK GAAP was adopted as the opening cost under IFRS. This goodwill is no longer amortised, but is subject to reviews for impairment. There is also a corresponding deferred tax movement as a result.

b) Development costs were previously expensed through the profit and loss account, as permitted by UK GAAP. In accordance with IAS 38, development costs that meet certain criteria must be capitalised and amortised over the useful economic life to which they relate. The creation of this intangible represents a temporary difference under IFRS that leads to a corresponding deferred tax liability.

c) Purchased computer software costs were previously recorded as property, plant and equipment, as permitted by UK GAAP. In accordance with IAS 38, all purchased computer software is recorded as an intangible asset.

d) Under UK GAAP deposits held with financial institutions that cannot be withdrawn without penalty are categorised as current asset investments, provided they can be withdrawn within one year. Under IFRS cash and cash equivalents includes all deposits with up to three months' notice.

e) Under UK GAAP treasury shares are shown as a movement in the profit and loss reserve. Under IFRS treasury shares are shown in other reserves.

f) Under UK GAAP finance lease liabilities are shown under trade and other payables and other non-current liabilities. Under IFRS these are shown as borrowings.

Explanation of material adjustments to the cash flow statement

a) Amounts paid for capitalised development costs during the period ended 30 April 2006 are classified as part of cash flows from investing activities under IFRS, but were included as part of operating cash flows under UK GAAP.

b) Under IFRS cash and cash equivalents includes short-term deposits, under UK GAAP the same has been included in the management of liquid resources category.

There are no other material differences between the cash flow statement presented under IFRS and the cash flow statement presented under UK GAAP.

Independent auditors' report to the members of Micro Focus International Plc

We have audited the parent company financial statements of Micro Focus International Plc for the year ended 30 April 2006 which comprise the balance sheet and the related notes. These parent company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the directors' remuneration report that is described as having been audited. We have reported separately on the Group financial statements of Micro Focus International Plc for the year ended 30 April 2006.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report, the directors' remuneration report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the statement of directors' responsibilities.

Our responsibility is to audit the parent company financial statements and the part of the directors' remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We report to you whether in our opinion the information given in the directors' report is consistent with the parent company financial statements. We also report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the annual report and consider whether it is consistent with the audited parent company financial statements. The other information comprises only the directors' report, the unaudited part of the directors' remuneration report, the Chairman's statement and the operating and financial review. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements and the part of the directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements and the part of the directors' remuneration report to be audited.

Opinion

In our opinion the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 30 April 2006; the parent company financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985; and the information given in the directors' report is consistent with the parent company financial statements.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP *Chartered Accountants and Registered Auditors*
Reading
31 July 2006



Company balance sheet

	Note	2006 $'000	2005 $'000
Fixed assets			
Investments in subsidiary undertakings	V	27,086	–
		27,086	–
Current assets			
Debtors	VI	114,177	95
Cash		10,652	–
		124,829	95
Creditors: amounts falling due within one year	VII	6,173	–
Net current assets		118,656	95
Net assets		145,742	95
Shareholders' equity			
Capital and reserves attributable to the Company's equity holders			
Share capital	VIII	36,644	95
Share premium	X	100,265	–
Profit and loss account		8,833	–
Equity shareholders' funds		145,742	95

The Company financial statements on pages 60 to 66 were approved by the board of directors on 31 July 2006 and were signed on its behalf by:

Stephen Kelly
Chief Executive Officer

Nick Bray
Chief Financial Officer

I Summary of significant accounting policies

The basis of preparation and the principal accounting policies adopted in the preparation of the financial information are set out below.

A Basis of preparation

The Company financial statements have been prepared under the historical cost convention and in accordance with the Companies Act 1985 and all applicable UK accounting standards.

B Foreign currency translation

The functional currency of the Company is United States Dollars. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

C Investments in subsidiaries

Investments in subsidiaries are held at cost less any accumulated impairment losses.

D Share capital, share premium and dividend distribution

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

E Taxation

Corporation tax is payable on taxable profits at amounts expected to be paid, or recovered, under the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

F Employee benefit costs

a) Pension obligations

The Company operates a defined contribution plan for which it pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

b) Share-based compensation

The Company operated four equity-settled, share-based compensation plans and one cash-settled share-based compensation plan during the year.

No expense is recognised in respect of share options granted before 7 November 2002 and vested before 1 January 2005. For shares or share options granted after 7 November 2002 and vested after 1 January 2005 the fair value of the employee services received in exchange for the grant of the shares or options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares or options granted. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The shares are recognised when the options are exercised and the proceeds received allocated between share capital and share premium.

II Profit attributable to the Company

As permitted by Section 230 of the Companies Act 1985, no separate profit and loss account is presented in respect of the Company. The profit for the financial year for the Company was $8,833,000 (2005: nil).

III Employees and directors

Staff costs for the Company during the year

	2006 $'000	2005 $'000
Wages and salaries	**725**	–
Social security costs	**84**	–
Other pension costs	**4**	–
Cost of employee share schemes	**762**	–
Total salary costs	**1,575**	–

The average monthly number of employees, including remunerated directors, during the year was five. For further information on the directors of the Company please refer to the remuneration report.

IV Dividends

An interim dividend in respect of the year ended 30 April 2006 of 2 cents per share ($3,987,000 in total) was proposed and paid during the year.

The directors are proposing a final dividend in respect of the year ended 30 April 2006 of 4 cents per share, which would reduce shareholders' funds by $7,976,110. The proposed dividend is subject to approval at the Annual General Meeting on 27 September 2006.

V Investments in subsidiary undertakings

	2006 $'000	2005 $'000
Investments in subsidiary undertakings	**27,086**	–

The following principal subsidiary undertakings, which are all wholly owned, have been included in the Company financial statements. Only Micro Focus International Limited is directly owned by the Company with all other subsidiaries being indirectly owned.

Company name	Country of incorporation	Principal activities
Micro Focus International Limited	Cayman Islands	Holding company
Micro Focus Holdings Limited	UK	Holding company
Micro Focus Group Holdings Unlimited	Ireland	Holding company
Micro Focus International Holdings Limited	Ireland	Sale and support of software
Micro Focus IP Limited	Cayman Islands	Sale and support of software
Micro Focus Limited	UK	Development, sale and support of software
Micro Focus (IP) Limited	UK	Sale and support of software
Micro Focus GmbH	Germany	Sale and support of software
Micro Focus (Canada) Limited	Canada	Sale and support of software
Micro Focus NV (Holland)	Netherlands	Sale and support of software
Micro Focus (US) Inc	USA	Development, sale and support of software
Micro Focus KK	Japan	Sale and support of software
Micro Focus Srl	Italy	Sale and support of software
Micro Focus SAS	France	Sale and support of software
Micro Focus Pty Limited	Australia	Sale and support of software
Micro Focus AS	Norway	Sale and support of software
Micro Focus NV (Belgium)	Belgium	Sale and support of software

These companies operate principally in the country in which they are incorporated.



VI Debtors

	2006 $'000	2005 $'000
Amounts due from Group companies	**114,155**	–
Other debtors	–	95
Prepayments	**22**	–
Total	**114,177**	95

The amounts due from Group companies are unsecured, interest free and repayable on demand.

VII Creditors: amounts falling due within one year

	2006 $'000	2005 $'000
Trade payables	**58**	–
Amounts payable to Group undertakings	**265**	–
Accruals	**5,850**	–
Total	**6,173**	–

The amounts payable to Group companies are unsecured, interest free and repayable on demand.

VIII Called up share capital

	2006 $	2005 $
Authorised		
2,499,500,000 ordinary shares of £0.10 each	**476,674,646**	476,674,646
50,000 redeemable preference shares of £1 each	**95,354**	95,354
Total authorised share capital	**476,770,000**	476,770,000

	Number	30 April 2006 $	Number	30 April 2005 $
Issued and fully paid				
Ordinary shares at £0.10 each	**199,402,745**	**36,644,393**	1	–
50,000 redeemable preference shares of £1 each	–	–	50,000	95,354
Total allotted, called up and fully paid share capital	**199,402,745**	**36,644,393**	50,001	95,354

On 17 May 2005, the Company acquired the entire issued share capital of Micro Focus International Limited by way of a share-for-share exchange, pursuant to which the previous shareholders of Micro Focus International Limited were issued and allotted three ordinary shares in the capital of the Company for every one ordinary share they previously held in Micro Focus International Limited. This resulted in the issue in the Company of 147,376,009 ordinary shares of £0.10 each. On 17 May 2005, 51,069,602 new ordinary shares in the capital of the Company were issued to institutional investors as part of the IPO and these shares, as well as the Company's existing ordinary shares, were admitted to the Official List and to the London Stock Exchange to be traded on its main market for listed securities. At the same date the 50,000 redeemable preference shares were redeemed at their nominal value.

Following the IPO, 957,134 ordinary shares have been issued in the Company. Of this, 872,519 have been issued to employees under share option schemes at prices ranging from £0.003 ($0.005) and £0.17 ($0.36) per share and 84,615 have been issued to directors for a price of £1.30 ($2.24) per share.

Each holder of an ordinary share is entitled to one vote for each share held at all meetings of shareholders and will be entitled to any dividends declared by the board of directors.

IX Employees and directors

Share-based payments

The Company has four equity-settled share-based compensation plans and one cash-settled share-based compensation plan, details of which are provided below.

2001 Share Purchase and Option Plan

The Group had a share-based compensation plan ("the Plan") under which employees and directors could be granted options to purchase the Company's ordinary shares. On the full listing of the Company to the London Stock Exchange the options were treated as having vested and were exchanged for three options in the ordinary shares of the newly listed entity. At this date the Plan was closed for new issues. No options were granted under the Plan during the year.

Options over ordinary shares held by employees under the Plan, all of which were exercisable, were as follows:

				Weighted average remaining life (years):	
	Options	Range of exercise prices $	Weighted average exercise price $	**2006 Expected**	2005 Contractual
At 1 May 2005	1,054,160	0.02 – 1.62	0.24	**0.1**	3.8
Exercised	(425)		0.02		
Forfeited	(32,200)		0.02		
At 16 May 2005 pre split	1,021,535		0.24		
3:1 stock split	2,043,070				
At 17 May 2005	3,064,605	0.01 – 0.54	0.08		
Exercised	(866,369)		0.06		
Forfeited	(107,739)		0.08		
At 30 April 2006	2,090,497	0.01 – 0.54	0.09	**0.0**	2.8

The weighted average share price for options exercised during the period was $1.27.

Of the 2,090,497 options over ordinary shares outstanding at 30 April 2006, 1,956,660 had an exercise price in the range of $0.01 and $0.13 per share and 133,837 had an exercise price in the range of $0.31 and $0.54 per share.

No amount was charged through the income statement (2005: £1,504,000).

Restricted Share Agreement

The Group also operated a share-based compensation plan ("the Agreement") under which senior management could be granted options to purchase the Company's ordinary shares. There were no options over ordinary shares held by employees under the Restricted Share Agreement at any time during the year ended 30 April 2006 and no amount was charged through the income statement (2005: $137,000).

Share issue

The Group also operated a share-based compensation plan under which senior management was granted ordinary shares in the Company. On the full listing of the Company to the London Stock Exchange the Plan was closed for new issues. During the year ended 30 April 2006 no options to subscribe for shares were issued under this arrangement and no amount was charged through the income statement (2005: $1,407,000).

IX Employees and directors (continued)

Equity Bonus Plan

The Group also operated the Equity Bonus Plan, a cash-settled share-based compensation plan. Under the rules of the Equity Bonus Plan eligible employees were awarded Equity Bonus Units at the discretion of the board of directors. On the full listing of the Company to the London Stock Exchange units were paid out under the Plan. The amount of any realisation payment for each unit was dependent on the market value of one of the Company's ordinary shares ("the Sale Price"), compared to the unit's Base Price, which was calculated at the time of award of the unit with reference to the market value of the Company's shares. The bonus awarded was the difference between the Sale Price and Base Price, subject to an overall limit on the Sale Price of ten times the Base Price.

The amount credited through the income statement in relation to the Equity Bonus Plan for the period ended 30 April 2006 was $587,000 (2005: (charge) $533,000).

Incentive Plan 2005

On 27 April 2005 the remuneration committee approved the rules of the Incentive Plan 2005. Under the terms of the first grant of options under the Plan on 29 June 2005 five employees were granted options over a total of 200,000 shares under the Plan for their part in the IPO. These options will vest after a three-year period. Under the terms of the second grant of options under the Plan on 11 January 2006 directors and senior management were eligible. The total number of options they will receive is determined by the Company's aggregate earnings per share (EPS) growth, exceeding inflation (RPI), over a three-year period commencing 1 May 2005. The total number of potential options as a result of the second grant under the Plan (assuming the maximum performance target is attained) was 1,462,348.

Options issued under the Agreement have been valued using the Black-Scholes option-pricing model. No performance conditions were included in the fair value calculations. The fair value per option granted and the assumptions used in the calculation are as follows:

Grant date	29 June 2005	11 January 2006
Share price at grant date	£1.55 ($2.80)	£1.23 ($2.25)
Exercise price	£0.10 ($0.18)	£0.10 ($0.18)
Expected volatility	80%	80%
Expected option life (years)	3	3
Expected dividend yield	1%	2.7%
Risk-free interest rate	4%	4%
Fair value per option	$1.74	$1.92

The charge to the income statement in the year is $363,000 in respect of this plan.

X Share premium account

	$'000
At 1 May 2005	–
Premium on shares issued during the year	100,265
At 30 April 2006	**100,265**

XI Capital commitments and contingent liabilities

The Company had no capital commitments and no contingent liabilities at 30 April 2006.

XII Related party transactions

The Company has taken advantage of the exemption under FRS 8, "Related Party Transactions" from, disclosing transactions with other members of the Group headed by Micro Focus International Plc. Transactions with directors are disclosed in the remuneration report on pages 20 to 25.

Directors, Secretary, registered office and advisers

Directors
Kevin Loosemore (Non-executive Chairman)
Stephen Kelly (Chief Executive Officer)
Nick Bray (Chief Financial Officer)
David Dominik (Non-executive director)
Prescott Ashe (Non-executive director)
David Maloney (Non-executive director)
John Browett (Non-executive director)

Company Secretary, registered and head office
Jane Smithard
The Lawn
22-30 Old Bath Road
Newbury
Berkshire RG14 IQN
United Kingdom

Legal advisers
Linklaters
One Silk Street
London EC2Y 8HQ
United Kingdom

Auditors
PricewaterhouseCoopers LLP
9 Greyfriars Road
Reading
Berkshire RGl IJG
United Kingdom

Registrars
Lloyds TSB Registrar
The Causeway
Worthing
West Sussex BN99 6DA
United Kingdom

Brokers
UBS
2 Finsbury Square
London EC2 2PP
United Kingdom

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB
United Kingdom

Offices

Australia
Melbourne
Suite 109
566 St Kilda Road
Melbourne
Victoria 3004
T: +61 (0) 3953 32943
F: +61 (0) 3951 02822

Sydney
Level 1, 845 Pacific Highway
Chatswood, Sydney
New South Wales 2067
T: +61 (0) 2990 46111
F: +61 (0) 2990 46007

Belgium
Antwerp
Uitbreidingstraat 84/3
2600 Berchem
Antwerp
T: +32 (0) 3218 2126
F: +32 (0) 3218 2229

Canada
Montreal
Suite 228
750 Marcel Laurin Boulevard
Montreal
Quebec H4M 2M4
T: +1 800 280 9487
F: +1 514 855 9853

France
Paris
Tour Atlantique
La Defense 9
1 Place de la Pyramide
92911 La Defense Cedex
Paris
T: +33 (0) 1557 03013
F: +33 (0) 1557 03113

Germany
Dortmund
NL Dortmund
Emil-Figge Strasse 85
44227 Dortmund
T: +49 (0) 2317 5850
F: +49 (0) 2317 585555

Ismaning
Carl Zeiss Ring 5
D-85737 Ismaning
T: +49 (0) 8942 0940
F: +49 (0) 8942 094444

Ireland
Dublin
Office 104
Unit 3013 Lake Drive
Citywest Business Campus
Dublin 24
T: +353 (0) 1469 3100
F: +353(0) 1469 3115

Italy
Milan
Via Ugo Bassi 8/a
20159 Milan
T: +39 0269 43401
F: +39 0269 434034

Rome
Via Caterina Troiani 71/79
00144 Rome
T: +39 0652 62191
F: +39 0652 621935

Japan
Tokyo
6th Floor Sumitomo Fudsan
Takanawa Park Tower
20-14 Higashi Gotanda
Shinagawa-Ku
Tokyo 141-0022
T: +81 (0) 3579 38550
F: +81 (0) 3579 8548

The Netherlands
Amsterdam
Regus Schipol Tetra
Suite 1-3
Siriusdreef 17-27,
WT, Hoofddorp 2132
Amsterdam
T: +31 (0) 2356 89138
F: +31 (0) 2356 89444

Norway
Oslo
Christiania Kontorsenter
Dronningens Gate 6
N-0152, Oslo
T: +47 (0) 2291 0720
F: +47 (0) 2291 0721

UK
Newbury
The Lawn
22-30 Old Bath Road
Newbury
Berkshire
RG14 1QN
T: +44 (0)1635 32646
F: +44 (0)1635 33966

Newbury
Units 1-4 Riverpark Ind Est.
Ampere Road
Riverpark Ind Est.
Newbury
Berkshire
RG14 2DQ
T: +44 (0)1635 565399
F: +44 (0)1635 528997

US
Beaverton
15220 NW Greenbrier Parkway
Suite 340
Beaverton
Oregon 97006
T: +1 503 716 1100
F: +1 503 614 1862

Durham
Suite 230
4825 Creekstone Drive
Durham
North Carolina 27703
T: +1 919 998 5260
F: +1 919 998 5261

Rockville
9420 Key West Avenue
Rockville
Maryland 20850
T: +1 800 872 6265
+1 301 838 5000
F: +1 301 838 5314

Nashua
Suite 29A
76 North Eastern Boulevard
Nashua
New Hampshire 03062
T: +1 603 589 2545
F: +1 603 595 7932

Short Hills
51 JFK Parkway
Suite 143
Short Hills
New Jersey 07078
T: +1 973 218 2400
F: +1 973 218 2401

Sunnyvale
1001 West Maude Avenue
Sunnyvale
California 94085
T: +1 408 222 0300
F: +1 408 222 0303

Wayne
480 East Swedesford Road
Suite 100
Wayne
Pennsylvania 19087
T: +1 610 263 3400
F: +1 610 263 3700

Glossary

Admission or IPO The admission of the ordinary shares of the Company to the Official List and to the London Stock Exchange to be traded on its main market for listed securities

application (In an information technology context) computer software designed for a specific business purpose such as a payroll application. Micro Focus software products are specialised computer applications which are used by IT staff to develop and deploy their own business applications.

architecture (In an information technology context) sets out standard designs and engineering practices to achieve common goals – such as the way applications interact with users, with each other and with commercial packages. J2EE and Microsoft's .NET provide different architectural blueprints for commonly required application services, such as Internet connectivity, application security and data integrity.

Assembler (In an information technology context) a programming language which allows direct control of the hardware resources (such as the CPU and disks) in a computer system.

COBOL A programming language (COmmon Business Oriented Language), devised by Grace Hopper in 1959 based on the principles of simple English language instructions and syntax.

C and C++ Variants of a low-level programming language based on the principles of mathematical operations and logical abstractions to represent data being processed.

code (In an information technology context) computer instructions which form the basis of application software written using one of many programming languages and converted to a form suitable for execution by application development and deployment tools such as those sold by Micro Focus.

Combined Code The Combined Code on Corporate Governance, issued by the Financial Reporting Council in July 2003.

Company or **Micro Focus** Except as otherwise herein stated, Micro Focus International Plc.

computer system The computer hardware and software which together provide an operational environment for many computer applications serving the needs of many end-users.

deployment (In an information technology context) installation of a software application onto a computer system ready for operational use in a production environment.

development (In an information technology context) project work undertaken by the IT department of a business (or an independent software vendor) to create new software applications and to maintain and extend existing software applications.

end-user (In an information technology context) the person who uses a software application. This term is used in this document to refer to the person licensed to use Micro Focus software.

environment (In an information technology context) describes the specific hardware and operating system software that provides the operational foundation for many different computer applications.

FSA or **Financial Services Authority** The UK Financial Services Authority.

Golden Gate Capital Golden Gate Capital and its associates (as that term is defined in the Listing Rules).

Group The Company and its subsidiaries after Admission.

Java A programming language which has become very popular for new software applications, and in particular for Internet applications.

J2EE An operating environment for Java applications (Java 2 Enterprise Edition) which provides a standard architecture for commonly required application services, such as Internet connectivity, application security and data integrity.

legacy application Computer software designed for a specific business purpose, such as a payroll application, which has been in use (deployed) for some time and which forms part of the current business environment.

Listing Rules The Listing Rules maintained by the FSA in accordance with Section 74 of the Financial Services and Markets Act 2000 (as amended from time to time).

Linux A computer operating system which provides a common operating platform (environment) for software applications and which is available from independent software vendors for use on a wide range of contemporary servers such as those sold by SUN Microsystems, Hewlett Packard, IBM, Dell and many others.

mainframe A proprietary computer system which is designed to provide very high levels of reliability, availability and security suitable for deploying large-scale mission critical business applications.

Glossary (continued)

migration (In an information technology context) a project to move an application from one operating platform (environment) to another.

MMA The Mainframe Migration Alliance, formed by Microsoft and Micro Focus in April 2004 (see http://www.mainframemigration.org).

.NET An operating environment for Microsoft Windows applications (built into recent editions of Microsoft Windows Server) which provides a standard architecture for commonly required application services, such as Internet connectivity, application security and data integrity.

Operating Company Micro Focus International Limited, a company incorporated in the Cayman Islands which, prior to Admission, was the holding company of the Operating Group.

Operating Group The Operating Company and its subsidiaries (excluding the Company) prior to Admission.

platform (In an information technology context) describes the specific hardware and operating system software that provides the operational foundation for many different computer applications.

run (In an information technology context) describes the act of operating a computer application.

service-oriented architecture A software architecture that permits the construction of applications in terms of aggregations of standard (and thus reusable) business services which potentially operate on a wide range and number of interconnected computer systems.

Share Exchange or share-for-share exchange On 17 May 2005 (immediately prior to the IPO) the Company became the holding company of the Group by acquiring the Operating Company in a share-for-share exchange, pursuant to which the previous shareholders of the Operating Company were issued and allotted three ordinary shares in the capital of the Company for every one ordinary share they previously held in the Operating Company.

systems integrator An individual or company that specialises in building complete computer systems by putting together components from different sources. Examples of systems integrators include Accenture, CSC and EDS.

UNIX A computer operating system which provides a common operating platform (environment) for software applications and which is available from hardware vendors such as SUN Microsystems, Hewlett Packard, IBM, Dell and many others for use on their servers.

Web Services A collection of technology standards (see http://www.ws-i.org) which together provide a common means for disparate IT groups to build computer systems which exchange information, often over the Internet. J2EE, .NET and Micro Focus tools support Web Services technology standards.

Windows (In an information technology context) a computer operating system sold by Microsoft (and under OEM license through many system vendors such as Dell) which provides a common operating platform (environment) for software applications.

Historical summary

	UK GAAP*			IFRS	
	Nine months ended 30 April 2002 $'000	Year to 30 April 2003 $'000	Year to 30 April 2004 $'000	Year to 30 April 2005 $'000	**Year to 30 April 2006 $'000**
Results					
Revenue	78,910	114,913	126,268	150,645	**143,688**
Operating profit before exceptional items	19,260	27,760	31,048	47,889	**36,946**
Exceptional items	(4,789)	(1,230)	(2,040)	(6,975)	**(14,213)**
Operating profit	14,471	26,530	29,008	40,914	**22,733**
Profit before tax	5,389	19,926	25,775	32,640	**22,558**
Earnings per share*					
Basic (cents)	0.24	9.84	12.37	14.28	**8.25**
Diluted (cents)	0.24	9.63	12.00	13.98	**8.17**

* The amounts disclosed for the year ended 30 April 2004 and earlier periods are stated on the basis of UK GAAP, with the exception of the exclusion of goodwill amortisation, because it is not practicable to restate amounts for periods prior to the date of transition to IFRS. The principal differences between UK GAAP and IFRS are explained in note 29 to the financial statements.

Forward-looking statements

Certain statements contained in this annual report, including those under the captions Group at a glance, Chairman's statement, a view of our market, Chief Executive Officer's business review, Chief Financial Officer's review, directors' report, corporate governance and remuneration report constitute "forward-looking statements". All statements other than statements of historical facts included in this annual report, including, without limitation, those regarding the Company's financial condition, business strategy, plans and objectives, are forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "may" "will" or "should" or, in each case, their negative or other variations or comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. Such risks, uncertainties and other factors include, among others: the level of expenditure committed to development and deployment applications by organisations; the level of deployment-related turnover expected by the Company; the degree to which organisations adopt web-enabled services; the rate at which large organisations migrate applications from the mainframe environment and the development of the Lift and Shift market; the continued use and necessity of the mainframe for business critical applications; the degree of competition faced by Micro Focus; growth in the information technology services market; general economic and business conditions, particularly in the United States; changes in technology and competition; and the Company's ability to attract and retain qualified personnel. These forward-looking statements speak only as at the date of this annual report. Except as required by the FSA, or by law, the Company does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.


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Micro Focus International Plc
The Lawn
22-30 Old Bath Road
Newbury
Berkshire UK
RG14 1QN
Tel: + 44 (0) 1635 32646
Fax: +44 (0) 1635 33966
Registered No. 5134647
www.microfocus.com